UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

COVENANT BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Illinois	80-0092089
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7306 West Madison Street, Forest Park, Illinois	60130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(708) 366-0200

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common stock, par value of $4.50 per share
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

i

 Item 1.  Business.

 The Company and the Bank

Covenant Bancshares, Inc. (the “Company”) is an Illinois corporation and is registered as a bank holding company with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) pursuant to the Bank Holding Company Act of 1956, as amended.  The Company began active operations when it acquired its sole subsidiary, Community Bank of Lawndale, now known as Covenant Bank (the “Bank”), on March 12, 2008.  The Company’s primary purpose is to own and operate the Bank.

The Bank was established in 1977 and operates out of a single location in the west-side Chicago neighborhood of North Lawndale.  The Bank also leases property at 4006 W. Roosevelt Road, Chicago, Illinois.  As of December 31, 2009, the Bank had 30 full-time equivalent employees.  The total assets of the Bank were approximately $57.2 million and $72.9 million as of December 31, 2008 and December 31, 2009, respectively.

Our mission is to promote economic development and opportunity in the communities the Bank serves by offering high-quality financial products and services.  We consider the greater Chicago, Illinois metropolitan area as our primary market area, and we focus our business on serving minority populations and those who have not traditionally had relationships with financial institutions.  As a minority-owned institution, the Bank and the Company are designated by the U.S. Treasury as community development financial institutions and we anticipate maintaining these designations.  Because of its designation as a community development financial institution, the Bank may earn Bank Enterprise Awards for lending activity in economically distressed communities.  For 2008, the Bank earned $429,000 in awards and we have applied for an award based on our 2009 lending activity.  We have also applied to the U.S. Treasury for additional grants to increase lending to businesses and homeowners in these economically distressed communities.

 Turnaround Plan

Our goal is to operate the Bank in a safe and sound manner, to maximize stockholder value and to comply with applicable laws and regulations.

For the period from inception (March 12, 2008) to December 31, 2008 and the period ended December 31, 2009, the Company had a net loss of $1.2 million and $662,000, respectively.  In order to achieve our goal, we developed in 2008 a five-point “turnaround” plan.  The following is an explanation of our “turnaround” plan.

•	Capital. We are working to increase the Bank’s capital level to stabilize the Bank and provide for future expansion.

•
Expansion.  We have expanded the Bank geographically and through its product lines by establishing a loan and deposit production office in Forest Park, Illinois and extending the Bank’s banking hours to provide better customer service.  We intend to expand our product lines to include online banking, cash management and various new loan products.

•
Management.  We have built an experienced management team to lead the Company and the Bank, including a new President and Chief Executive Officer of the Company.  We also hired a President and Chief Operating Officer, Chief Financial Officer, Vice President of Mortgage Loans, Business Development Officer and Credit Administration Manager of the Bank.

•
Credit Administration Process.  We are aggressively addressing problem credits.  We have installed a risk management process to help the Bank establish and maintain a quality credit portfolio.  Since our acquisition of the Bank on March 12, 2008, through the sale and aggressive collection efforts, problem loans have been reduced by nearly $4 million.

•
Earnings.  We are focused on achieving profitability.  Our plan to accomplish this includes increasing our net interest margin by increasing earning assets, primarily loans, funded with low cost deposits, and wholesale funding as necessary.  We will continue to contain costs and explore various sources of non-interest income.

 Business Strategy

Our business strategy is to operate a well-capitalized and profitable community bank while promoting economic development and opportunity in our community.  After our initial acquisition of the Community Bank of Lawndale, we established a management team to execute our long-term business strategy.  To provide a stream of income, we purchased seasoned loans from other financial institutions and funded the purchase of these loans with brokered deposits.  The following are the key aspects of our business strategy:

•
Increase Deposits.  The Bank, through its officers and staff, works to attract core deposits from local markets by offering competitive rate and fee structures and a high level of service and by marketing the Bank to consumers through multiple channels.  Additionally, our Board of Directors is encouraged to engage with many community groups in volunteer leadership roles in order to build awareness of the Bank in the community.

•
Expand Lending.  The Bank’s lending philosophy is to provide a full-service lending and deposit relationship to each customer.  Part of our lending focus is on the small- to medium-sized, owner-operated businesses.  After entering into a lending relationship, we seek to expand the relationship through extensive cross-selling efforts to the business owners, their families, associates and employees, including special loan programs, direct payroll deposits, special deposit packages and customized service programs.

•
Maintain Competitive Technology.  The Bank offers products and services, such as Internet banking with bill pay, service-charge-free checking, remote deposit capture, account analysis statement, electronic bank statements, and telephone banking, that we believe are similar to those offered by larger financial institutions.

•
Emphasize Relationship Building and Superior Customer Service.  The Bank is geared toward building banking relationships with its customers, as opposed to processing individual transactions.  We focus on attracting and retaining customers in order to promote cross-selling activities and decrease acquisition costs.  As a small community bank, we emphasize our service level to create an environment in which the customer is the most important element of our business.  We believe that a high degree of personal service is one of the important competitive advantages of smaller banks.

•
Emphasize Business Banking.  The Bank works closely with small businesses, including small businesses owned by African Americans, Hispanics and women.  The Bank offers complete banking services to these businesses, including start-up businesses.

•
Emphasize Community Banking.  We intend to maintain a strong commitment to community banking.  The Bank has formed an advisory board, which is composed of members who are active in community development.  The Bank has partnered with The Joseph Center, an affiliate of The Living Word Christian Center, which provides training for business owners and managers.  The Bank has also conducted classes concerning financial literacy, home ownership, business ownership and other subjects designed to promote economic development.

•
Emphasize Community Collaboration and Partnerships.  Since our acquisition of the Bank in 2008, Covenant Bank’s New Business Development Officer and its Residential Mortgage Representatives have focused marketing efforts in low- to moderate-income communities and developed partnerships with community organizations whose missions include community development.  These partners include:  Chicago Community Ventures; Chicago Urban League; Community Investment Corporation; Community Reinvestment Organizing Project; Englewood Black Chamber of Commerce; Greater North West Chicago Industrial League; Hull House-Parkway Community House; Lawndale Business Development Corporation; Lawndale Christian Development Corporation; Neighborhood Housing Services; Nobel Neighbors; North Lawndale Chamber of Commerce; West Humboldt Park Family Community Development Corporation; and Quad City Developers.

 Market Area and Competition

Our geographic market is the greater Chicago metropolitan area.  The Bank is located in the North Lawndale neighborhood of Chicago, Illinois, approximately six miles from the center of the Chicago business district.  We have recently established an office of the Bank in Forest Park, Illinois.  Currently, the Forest Park office serves as a loan production and deposit production office.  We are evaluating opening a branch at this site.  The establishment of such a branch would be subject to applications to and approvals by both the Illinois Department of Financial and Professional Regulation (the “IDFPR”) and the Federal Deposit Insurance Corporation (the “FDIC”).

We do business in the highly competitive financial services industry and compete against large national banks, other commercial and community banks, savings institutions, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our market area.  Our non-bank competitors may not be subject to the same degree of regulation as that imposed on FDIC-insured banks and Illinois-chartered banks.  As a result, such non-bank competitors may have advantages over the Bank in providing certain services.

We have addressed these competitive challenges through our business strategy and by maintaining an independent community bank presence with local decision-making. Additionally, the Company and the Bank will continue to compete for qualified personnel by offering competitive levels of compensation.  We believe that attracting and retaining high-quality employees is important in enabling the Bank to compete effectively for market share with both its large and small competitors.

 Our Banking Services

 Deposit Products and Lending Services

Through the Bank, we offer deposit products and lending services to our clients.  The deposit products offered by the Bank include the following:

•
Checking Accounts.  The Bank offers a range of different checking account products (including low-cost checking accounts) designed and priced to meet specific target segments (e.g., age and industry groups) of our local markets.

•
NOW/Money Market Accounts.  The Bank offers several types of premium-rate NOW (negotiable order of withdrawal) accounts and money market accounts with interest rates indexed to the prime rate or the 180-day U.S. Treasury bill rate.

•	Time Deposits. The Bank offers a wide range of innovative time deposits and IRA accounts tailored to the market area at competitive rates.

The lending services offered by the Bank include the following:

•
Commercial Loans.  The Bank offers business-related loans to small- to medium-sized businesses.  The Bank is an approved Small Business Administration (SBA) 750 lender.  When considering commercial loans, the Bank reviews the strength and depth of the borrower, the business, the length of time in business, the industry, including its strengths and weaknesses and the risks associated with the industry.  The Bank also considers the businesses’ ability to service debt, the collateral values and the loan to value advances.

•
Commercial Real Estate Loans.  The Bank offers loans for real estate acquisition and refinancing.  The Bank also offers loans for the development and rehab of real estate properties.  The Bank considers the strength and creditworthiness of the borrower, as well as debt service and cash flow coverage and the value of the collateral.  Industry trends and long-term viability are also considered.

•
Consumer Real Estate Loans.  The Bank offers residential real estate loans as well as loans to investors to rehab and rent out residential real estate properties.  Creditworthiness, debt service ability and collateral values are all factors that the Bank considers when evaluating a consumer real estate loan.

•
Consumer Loans.  The Bank offers collateralized loans to individuals for various personal reasons, such as automobile financing and home improvements.  Creditworthiness, debt service ability and collateral values are all factors that the Bank considers when evaluating a consumer loan.

Deposits composition.  As of December 31, 2009, the Bank had total deposits of $66.6 million.  Of these deposits, 30.6 percent were transaction accounts and savings deposits.  The following table sets forth the composition of the total deposits for the Bank prior to the Company's acquisition of the Bank on March 12, 2008 and for the Bank subsequent to the Company's acquisition of the Bank.

	December 31, 2007		December 31, 2008		December 31, 2009 (unaudited)
	Amount	Percentage of Deposits	Amount	Percentage of Deposits	Amount	Percentage of Deposits
	(in thousands except for percentages)
Non-interest-bearing demand accounts	$5,613	18.91%	$4,443	8.65%	$5,569	8.37%
Money market and NOW demand accounts	4,348	14.65	4,583	8.92	4,739	7.12
Savings accounts	8,596	28.96	8,061	15.69	10,036	15.08
Time Deposits
Certificates of deposit under $100,000(1)	5,497	18.52	29,349	57.12	32,336	48.58
Certificates of deposit over $100,000	5,630	18.97	4,947	9.63	13,881	20.85
Total deposits	$29,684	100.00%	$51,383	100.00%	$66,561	100.00%
_______________
(1)	Certificates of deposit under $100,000 includes brokered deposits which totaled $25.7 million at December 31, 2009 and $23.0 million at December 31, 2008.

The following table summarizes the maturity distribution of certificates of deposit for the Bank as of December 31, 2008 and December 31, 2009.  These deposits were made by individuals, businesses and public and other not-for-profit entities, most of which are located within the Bank market area.

	December 31, 2008	December 31, 2009 (unaudited)
	(in thousands)
Three months or less	$2,927	$5,417
Over three months through twelve months	24,949	26,832
Over one year through three years	6,417	11,433
Over three years	3	2,535
Total	$34,296	$46,217

Loans composition.  Our loan portfolio is comprised of commercial, real estate (which includes commercial real estate, construction, and residential real estate) and personal loans.  Outstanding loans increased by 143.8 percent to $56.8 million at December 31, 2009, compared to $39.5 million at December 31, 2008.  Residential real estate,  including 1-4 family residences and multi-family real estate loans, continues to be the fastest growing segment of the loan portfolio and increased to $43.0 million, or 75.7 percent of our total loans, from $30.2 million, or 76.5 percent of total loans at December 31, 2008.  Commercial real estate decreased to 16.0 percent of total loans, or $9.1 million, at December 31, 2009 from 17.1 percent of total loans, or $6.8 million, at December 31, 2008.  Construction loans, primarily for 1-4 family residences, increased to 5.5 percent of total loans, or $3.1 million, at December 31, 2009 from less than 0.01 percent of total loans, at December 31, 2008.  Consistent with our emphasis on community banking, the majority of our loans are made within our local community.

The lending activities of the Bank are subject to a variety of lending limits imposed by state and federal law.  Illinois law generally requires that loans to a person may not exceed in the aggregate 25 percent of a bank’s capital and surplus.  Federal law imposes a lower lending limit on loans to executive officers, directors, principal shareholders and the related interests of all such persons and also requires that such loans not be preferential.

We seek to reduce our credit risk through disciplined loan underwriting combined with established loan portfolio sub-limits by loan type, collateral and industry to promote loan portfolio diversification and active credit administration.  The Bank has voluntarily chosen to establish an “in-house” lending limit that is less than its legal lending limit on loans to a single borrower.  This policy is subject to exceptions and may be amended at any time.  We do not engage in sub-prime residential lending and do not securitize our loans for sale.

Commercial Loans.  Our commercial loan portfolio is comprised of lines of credit to businesses for working capital needs, term loans for equipment and expansion, and owner-occupied commercial real estate loans.  Commercial loans can contain risk factors unique to the business of each borrower.  In order to mitigate these risks, we seek to gain an understanding of the business of each borrower, place appropriate value on collateral taken and structure the loan properly to ensure that collateral values are maintained throughout the life of the loan.  Appropriate documentation of commercial loans is also an important factor to protect our interests.

Our lines of credit typically are limited to a percentage of the value of the assets securing the line, and priced by a floating rate formula.  In general, lines of credit are reviewed annually and are supported by such items as accounts receivable, inventory and equipment.  Depending on the risk profile of the borrower, we may require periodic aging of receivables, and inventory and equipment listings to verify the quality of the borrowing base prior to advancing funds.  Our term loans are also typically secured by the assets of our clients’ businesses.  Term loans typically have maturities of one-to-five years, with either floating or fixed rates of interest.  Commercial borrowers are required to provide updated financial statements quarterly and personal financial statements at least annually.

Our commercial lending underwriting process includes an evaluation of the borrower’s financial statements and projections with an emphasis on operating results, cash flow, liquidity and balance sheet proportions as well as the collateral to determine the level of creditworthiness of the borrower.  Generally, these loans are secured by a first priority security interest in all the assets of the borrower and a personal guarantee of one or more of the principals of the borrower.

While our loan policies have guidelines for advances on different types of collateral, we establish eligible asset values on a case-by-case basis for each borrower.  As we continue to grow our commercial lending business, we will offer more traditional commercial loan products that will require higher monitoring of our borrowers’ collateralized assets.

Commercial Real Estate Loans.  Our commercial real estate portfolio is comprised of loans secured by various types of collateral including 1-4 family non-owner occupied housing units located primarily in the Bank’s target market areas, other non-owner occupied multi-family real estate, office buildings, warehouses, retail space, and mixed-use buildings.  Commercial real estate loan concentrations by collateral type are reviewed against established sub-limits as part of our credit risk management and regulatory agencies’ guidance.

Risks inherent in commercial real estate lending are related to the market value of the property taken as collateral, the underlying cash flows and loan transaction documentation.  The Bank must accurately assess property values through careful review of appraisals.  We mitigate these risks through review and analysis of the appraised value of the property, the ability of the cash flow generated from the collateral property to service debt, the significance of any outside income of the borrower or income from other properties owned by the borrowers, adhering to our loan documentation policies and the strength of guarantors, as applicable.  Our real estate appraisal policy addresses selection of appraisers, appraisal standards, environmental issues and specific requirements for different types of properties, and has been approved by the Bank’s Credit Policy Committee.

Construction Loans.  Our construction loan portfolio consists of single-family residential properties, multi-family properties, and commercial projects, and includes both investment and owner-occupied properties.  As construction lending has greater inherent risks than other types of loan transactions, we closely monitor the status of each construction loan throughout its term.  Typically, we require full investment of the borrower’s equity in construction projects prior to injecting our funds.  Generally, we do not allow borrowers to recoup their equity from the sale proceeds of finished product (if applicable) until we have recovered our funds.

Due to the higher risks and the increased monitoring requirements involved with construction loans, our construction loans are often the highest yielding loans in our portfolio.  We seek to manage the risks associated with construction loans by, among other things, ensuring that the collateral value of the property throughout the construction process does not fall below acceptable levels, requiring that funds disbursed are within parameters set by the original construction budget, and properly documenting each construction draw.

Residential Real Estate Loans.  Much of our residential mortgage loan production is originated through the Bank’s loan production office with the majority of loans for properties within our market area.  We do not generally originate long-term fixed rate loans for our own portfolio due to interest rate risk considerations.

Consumer Loans.  Our consumer loan portfolio consists largely of loans for asset acquisition and general liquidity purposes, including lines of credit.  Due to our focus on real estate lending, our consumer loan portfolio makes up less than 1% of our total loan portfolio.  We have minimal automobile loans and no credit card loans.

The following table sets forth the composition of the loan portfolio for the dates for the Bank prior to the Company's acquisition of the Bank on March 12, 2008 and subsequent to the formation of Covenant Bank.

	December 31, 2007	December 31, 2008	December 31, 2009 (unaudited)
		(in thousands)
Commercial	$3,375	$1,917	$983
Construction	9	2	3,099
Commercial real estate	7,822	6,767	9,090
Consumer real estate	4,166	30,299	43,096
Consumer installment	465	523	552
Total loans	15,837	39,508	56,820
Allowance for loan losses	(485)	(467)	(915)
Net loans	$15,352	$39,041	$55,905

The following table sets forth the dollar amount of all loans, before net items, due after December 31, 2009, that have fixed interest rates or that have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
		(in thousands)
Construction loans	$3,099	$—	$3,099
Commercial loans	952	31	983
Real Estate loans	38,356	13,830	52,186
Consumer loans	552	—	552
Total loans	$42,959	$13,861	$56,820

Maturity of loan portfolio.  The following table presents certain information at December 31, 2009, regarding the dollar amount of loans maturing in the portfolio based on their contractual terms to maturity or scheduled amortization, but it does not include potential prepayments. Scheduled contractual maturities of loans do not necessarily reflect the actual expected term of the loan portfolio. The average life of mortgage loans is substantially less than their average contractual terms because of prepayments. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, it tends to decrease when rates on current mortgage loans are lower than existing mortgage loan rates (due to prepayments as a result of the refinancing of adjustable-rate and fixed-rate loans at lower rates). Loan balances do not include undisbursed loan proceeds, net deferred loan origination costs or the allowance for loan losses.

	At December 31, 2009
	Commercial Loans	Real Estate Loans	Consumer Loans	Total Loans
	(in thousands)
Amounts due in:
One year or less	$899	$8,468	$191	$9,558
More than one year to five years	84	22,815	202	23,101
More than five years	—	24,002	159	24,161
Total amount due	$983	$55,285	$552	$56,820

Correspondent Banking

The Bank has maintained and intends to continue to maintain a correspondent bank relationship with several larger banks in the area.  A correspondent bank is used to provide the products and services a smaller bank will need in its daily operations or to assist in delivering the desired services to its customers.  Correspondent bank services needed in a community bank’s daily operation include check collections and clearing, purchase and sale of federal funds, investment services, wire transfer services, and coin and currency supplies.  To assist in delivering the products and services that the Bank offers, it is necessary to have a correspondent bank to assist the Bank with loans over its lending limit, purchase of fixed-rate residential mortgage loans and equipment leasing.

 Investments

The Bank makes investments from time to time, subject to the investment limitations of state and federal laws and safe and sound banking practices.  The objective of the Bank’s investments is to maintain a sound investment portfolio that provides earnings and liquidity while also providing for reinvestment in our communities.

 Asset and Liability Management

The primary functions of asset and liability management are to assure adequate liquidity and the maintenance of an appropriate balance between interest-sensitive earning assets and interest-bearing liabilities.  Liquidity management involves the ability to meet the cash flow requirements of depositors wishing to withdraw funds and borrowers needing assurance that sufficient funds will be available to meet their credit needs.  Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.  Our objective is to manage the assets and liabilities of the Bank to provide an optimum and stable net interest margin while avoiding any undue interest rate risk.  Our funds management strategy is to provide adequate returns as well as sufficient liquidity.

 SUPERVISION AND REGULATION

 General

Bank holding companies and banks are extensively regulated under both federal and state law.  To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutes and regulations.  Any significant change in applicable law or regulation may have an effect on the business and prospects of the Company and the Bank.  The supervision, regulation and examination of banks and bank holding companies by bank regulatory agencies are intended primarily for the protection of customers, rather than stockholders of banks and bank holding companies.

The Company is registered as a bank holding company under the Bank Holding Company Act of 1956 (the “Bank Holding Company Act”), as amended, and is regulated by the Federal Reserve.  Under the Bank Holding Company Act, the Company is required to file periodic reports and such additional information as the Federal Reserve may require and is subject to examination by the Federal Reserve.

The Bank is an Illinois-chartered, non-Federal-Reserve-member bank.  Deposits of the Bank are insured by the FDIC under the provisions of the Federal Deposit Insurance Act.  The Bank is subject to regulation and supervision by the FDIC and the IDFPR, and both agencies conduct periodic examinations of the Bank.  The federal and state laws and regulations generally applicable to the Bank regulate, among other things, the scope of the Bank’s business, its investments, its reserves against deposits, the nature and amount of and collateral for its loans, and the location of its banking offices and types of activities that it may perform at such offices.

 Permitted Bank Holding Company Investments and Acquisitions

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before merging or consolidating with another bank holding company, acquiring substantially all the assets of any bank or acquiring directly or indirectly any control of more than 5 percent of the voting shares or substantially all of the assets of any bank.

The Bank Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5 percent of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks, or furnishing services to banks and their subsidiaries.  The Company, however, may engage in certain businesses determined by the Federal Reserve to be so closely related to banking or managing and controlling banks as to be a proper incident thereto, such as owning and operating an escrow company or trust company, acting as an investment or financial adviser, providing management consulting services to depository institutions, or providing investment management services.  Each of these permitted activities is subject to certain constraints specified by regulation, order, or policy of the Federal Reserve.  A bank holding company that meets certain criteria related to capital, management and performance under the Community Reinvestment Act may certify its performance to the Federal Reserve and elect to become a financial holding company.  A financial holding company is permitted to engage in a broader range of activities than is otherwise permitted for bank holding companies, including insurance activities, securities underwriting and merchant banking.  The Company has not elected to become a financial holding company.

 Capital Requirements; Prompt Corrective Action

The Federal Reserve has adopted risk-based capital requirements for assessing the capital adequacy of bank holding companies.  Bank holding companies with consolidated assets of more than $500 million are required to comply with the Federal Reserve’s capital guidelines on risk-based capital.  Bank holding companies that are below this threshold and otherwise qualify as “small bank holding companies” under applicable regulations need not comply with the Federal Reserve’s risk-based capital guidelines on a consolidated basis.  The Company’s assets as of December 31, 2009 were below $500 million, and the Company otherwise qualified as a small bank holding company.  Accordingly, the Company is not required to comply with the Federal Reserve Board’s risk-based capital requirements.  Instead, the Company must comply with the Federal Reserve Board’s Small Bank Holding Company Policy Statement, which requires the Company to maintain a certain debt-to-equity ratio and to maintain appropriate capital levels at insured depository subsidiaries of the Company.

Bank regulatory agencies have adopted risk-based capital requirements applicable to FDIC-insured banks, which establish certain capital ratios banks are required to maintain.  Capital is divided into two components:  Tier 1 capital, which includes common stock, additional paid-in capital, retained earnings and certain types of perpetual preferred stock, less certain items, such as certain intangible assets, servicing rights and certain credit-enhancing interest-only strips; and Tier 2 capital, which includes, among other things, perpetual preferred stock, subordinated debt, limited amounts of unrealized gains on marketable equity securities, and the allowance for loan losses.  These components of capital are calculated as ratios to average assets as reported on the balance sheet and assets that have been adjusted to compensate for associated risk to the organization.

Under the FDIC’s capital requirements for insured banks, a bank is considered well capitalized for regulatory purposes if it has a total risk-based capital of 10 percent or greater; has Tier 1 risk-based capital of 6 percent or greater; has a leverage ratio of 5 percent or greater; and is not subject to any written agreement, order, capital directive or prompt corrective action directive.

The Federal Deposit Insurance Corporation Improvements Act of 1991 (“FDICIA”) requires the federal banking regulators, including the FDIC, to take prompt corrective action with respect to depository institutions that fall below certain capital standards and prohibits any depository institution from making any capital distribution that would cause it to be undercapitalized.  Institutions that are not adequately capitalized may be subject to a variety of supervisory actions, including, but not limited to, restrictions on growth, investment activities, capital distributions and affiliate transactions, and will be required to submit a capital restoration plan which, to be accepted by the regulators, must be guaranteed in part by any company having control of the institution (such as the Company).  In other respects, the FDICIA provides for enhanced supervisory authority, including greater authority for the appointment of a conservator or receiver for undercapitalized institutions.  The capital-based prompt corrective action provisions of the FDICIA and their implementing regulations apply to FDIC-insured depository institutions.  However, federal banking agencies have indicated that, in regulating bank holding companies, the agencies may take appropriate action at the holding company level based on their assessment of the effectiveness of supervisory actions imposed upon subsidiary insured depository institutions pursuant to the prompt corrective action provisions of the FDICIA.

 Interstate Banking and Branching Legislation

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”), bank holding companies that are adequately capitalized and managed are allowed to acquire banks across state lines subject to certain limitations.  States may prohibit interstate acquisitions of banks that have not been in existence for at least five years.  The Federal Reserve is prohibited from approving an application for acquisition if the applicant controls more than 10 percent of the total amount of deposits of insured depository institutions nationwide. In addition, interstate acquisitions may also be subject to statewide concentration limits.

Furthermore, under the Interstate Banking Act, banks are permitted, under some circumstances, to merge with one another across state lines and thereby create a main bank with branches in separate states. Approval of interstate bank mergers is subject to certain conditions, including: adequate capitalization, adequate management, CRA compliance, deposit concentration limits, compliance with federal and state antitrust laws and compliance with applicable state consumer protection laws. After establishing branches in a state through an interstate merger transaction, a bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger could have established or acquired branches under applicable federal and state law.

Dividends

Bank holding companies operating under the Federal Reserve’s Small Bank Holding Company Policy Statement may not pay dividends unless (i) the bank holding company’s debt-to-equity ratio is at or below 1.0:1, (ii) the dividends are reasonable in amount, (iii) the dividends do not adversely affect the ability of the bank holding company to service its debt in an orderly manner, (iv) the dividends do not adversely affect the ability of the holding company’s subsidiary banks to be well capitalized, (v) the bank holding company is considered to be “well managed” by the Federal Reserve, and (vi) during a specified time period, there have been no supervisory actions taken or pending against the bank holding company or any subsidiary bank.

In addition, Federal Reserve policy provides that, as a general matter, a bank holding company should eliminate, defer or severely limit the payment of dividends if (i) the bank holding company’s net income over the prior four quarters is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition, and (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.  The Federal Reserve may find that the bank holding company is operating in an unsafe and unsound manner if the bank holding company does not comply with the Federal Reserve dividend policy and may use its enforcement powers to limit or prohibit the payment of dividends by bank holding companies.

Banking regulations restrict the amount of dividends that a bank may pay to its shareholders.  Under the Illinois Banking Act, an Illinois-chartered bank may not pay dividends of an amount greater than its current net profits after deducting losses and bad debt.  The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized.  Notwithstanding compliance with applicable capital requirements and the availability of funds for dividends, however, the applicable banking regulators may prohibit the payment of any dividends if it is determined that such payment would constitute an unsafe or unsound practice.

Stock Repurchases

The Federal Reserve requires a bank holding company to give prior written notice to the Federal Reserve before repurchasing its equity securities if the gross consideration for the purchase or redemption, when aggregated with the net consideration paid for all such purchases or redemptions during the preceding twelve-month period is equal to 10 percent or more of the bank holding company’s consolidated net worth.  The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by written agreement with the Federal Reserve.  This prior notice requirement does not apply to any bank holding company that meets certain well-capitalized and well-managed standards and is not subject to any unresolved supervisory issues.

Deposit Insurance

As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums based on the risk it poses to the Deposit Insurance Fund (“DIF”).  The FDIC has authority to raise or lower assessment rates on insured deposits in order to achieve required revenue ratios in the insurance fund and to impose special additional assessments.  To determine an institution’s assessment rate, each insured bank is placed into one of four risk categories using a two-step process based on capital and supervisory information.  First, each insured bank is assigned to one of the following three capital groups:  “well capitalized,” “adequately capitalized” or “undercapitalized.”  Each institution is then assigned one of three supervisory ratings:  “A” (institutions with minor weaknesses), “B” (institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration of the institution) or “C” (institutions that pose a substantial probability of loss to the Deposit Insurance Fund unless effective corrective action is taken).  Banks classified as strongest by the FDIC are subject to the lowest insurance assessment rate; banks classified as weakest by the FDIC are subject to the highest insurance assessment rate.  In addition to its insurance assessment, each insured bank is subject to quarterly debt service assessments in connection with bonds issued by a government corporation that financed the federal savings and loan bailout.  Deposit insurance may be terminated by the FDIC upon a finding that an institution has engaged in an unsafe or unsound practice, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.  The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance of the Bank.

In October 2008, the FDIC published a restoration plan to reestablish the DIF to the statutory required minimum percentage of deposits, and has amended the restoration plan from time to time thereafter.  As part of the restoration plan, the FDIC increased risk-based assessment rates and may continue to do so.  In November 2009, the FDIC approved a final rule that required insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012.  The prepaid assessments will be recorded as a prepaid expense against which future quarterly assessments will be applied.

During 2009, the Bank paid deposit insurance premiums in the aggregate amount of $829,000, which included $730,000 in deposit insurance prepayments through 2012 and special assessments in the amount of $31,000, which were applicable to all insured institutions.

Transactions with Affiliates

Federal and state statutes place certain restrictions and limitations on transactions between banks and their affiliates, which includes holding companies.  Among other provisions, these laws place restrictions upon:  (i) extensions of credit to affiliates; (ii) the purchase of assets from affiliates; (iii) the issuance of guarantees, acceptances or letters of credit on behalf of affiliates; and (iv) investments in stock or other securities issued by affiliates or the acceptance thereof as collateral for an extension of credit.

Standards for Safety and Soundness

The Federal Deposit Insurance Act (“FDIA”), as amended by the FDICIA and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the FDIC, together with the other federal bank regulatory agencies, to prescribe standards of safety and soundness, by regulations or guidelines, relating generally to operations and management, asset growth, asset quality, earnings, stock valuation, and compensation.  The FDIC and the other federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards pursuant to the FDIA, as amended.  The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits.  In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines.  The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.  In addition, the federal bank regulatory agencies adopted regulations that authorize, but do not require, the agencies to order an institution that has been given notice that it is not satisfying the safety and soundness guidelines to submit a compliance plan.  If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the “prompt corrective action” provisions of FDICIA.  If an institution fails to comply with such an order, the agency may seek to enforce its order in judicial proceedings and to impose civil money penalties. The federal bank regulatory agencies have also adopted guidelines for asset quality and earning standards.

Community Reinvestment

Under the Community Reinvestment Act (“CRA”), a financial institution has a continuing and affirmative obligation, consistent with the safe and sound operation of such institution, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods.  The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA.  The CRA requires each federal banking agency, in connection with its examination of a financial institution, to assess and assign one of four ratings to the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by the institution, including applications for charters, branches and other deposit facilities, relocations, mergers, consolidations, acquisitions of assets or assumptions of liabilities, and savings and loan holding company acquisitions.  The CRA also requires that all institutions make public disclosure of their CRA ratings.

Regulatory Approvals and Enforcement Actions

Federal and state laws require banks to seek approval by the appropriate federal or state banking agency (or agencies) for any merger and/or consolidation by or with another depository institution, as well as for the establishment or relocation of any bank or branch office and, in some cases to engage in new activities or form subsidiaries.

Federal and state statutes and regulations provide financial institution regulatory agencies with great flexibility to undertake an enforcement action against an institution that fails to comply with regulatory requirements, particularly capital requirements.  Possible enforcement actions include the imposition of a capital plan and capital directive, receivership, conservatorship or the termination of deposit insurance.

Monetary Policy

The earnings of commercial banks and bank holding companies are affected not only by general economic conditions, but also by the policies of various governmental regulatory authorities.  In particular, the Federal Reserve Board influences conditions in the money and capital markets, which affect interest rates and growth in bank credit and deposits.  Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past, and this is expected to continue in the future.  The general effect, if any, of such policies on future business and earnings of the Company and the Bank cannot be predicted.

Anti-Money-Laundering and the Bank Secrecy Act

Under the Bank Secrecy Act (“BSA”), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction.  Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury.  In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and that the financial institution knows, suspects, or has reason to suspect involve illegal funds, are designed to evade the requirements of the BSA, or have no lawful purpose.  The USA PATRIOT Act of 2001 (the “PATRIOT Act”), which amended the BSA, contains anti-money laundering and financial-transparency laws, as well as enhanced information collection tools and enforcement mechanisms for the U.S. government.  PATRIOT Act provisions include the following:  standards for verifying customer identification when opening accounts; rules to promote cooperation among financial institutions, regulators, and law enforcement; and due diligence requirements for financial institutions that administer, maintain or manage certain bank accounts.  The Bank is subject to BSA and

PATRIOT Act requirements.  Bank regulators carefully review an institution’s compliance with these requirements when examining an institution and consider the institution’s compliance when evaluating an application submitted by an institution.  Bank regulators may require an institution to take various actions to ensure that it is meeting the requirements of these acts.

Brokered Deposits

Well-capitalized institutions are not subject to limitations on brokered deposits.  An adequately capitalized institution is able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to certain restrictions on the yield paid on such deposits.  Undercapitalized institutions are not permitted to accept, renew or rollover brokered deposits.

Acquisition and Ownership of Common Stock May Be Restricted by Bank Regulators

Any person or group who purchases 10 percent or more of the Company’s common stock, or hereafter acquires additional securities such that its interest in the Company exceeds 10 percent, may be required to obtain approval of the Federal Reserve pursuant to the Change in Bank Control Act and the FDIA as well as the approval of the IDFPR.  Further, any corporation, partnership, trust or organized group that acquires a controlling interest in the Company may have to obtain approval of the Federal Reserve to become a bank holding company and thereafter be subject to regulation as such.

Consumer Laws

In addition to the CRA, other federal and state laws regulate various lending and consumer aspects of the banking business.  These laws include the Equal Credit Opportunity Act, the Fair Housing Act, Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act and the Electronic Funds Transfer Act.

2008 Emergency Economic Stabilization Act

On October 3, 2008, the U.S. Congress enacted the Emergency Economic Stabilization Act (“EESA”) in response to the financial turmoil in the banking industry.  EESA authorized the Secretary of the U.S. Department of the Treasury to purchase up to $700 billion in troubled assets from qualifying financial institutions pursuant to the Troubled Asset Relief Program (“TARP”).  On October 14, 2008, the U.S. Department of the Treasury (“U.S. Treasury”), pursuant to its authority under EESA, announced the Capital Purchase Program (“CPP”).  Pursuant to the CPP, qualifying small bank financial institutions, with assets less than $500 million, were permitted to issue senior preferred stock to the U.S. Treasury in an amount not less than 1 percent of the institution’s risk-weighted assets and not more than 5 percent of the institution’s risk-weighted assets.  Financial institutions participating in the CPP must agree and comply with certain restrictions, including restrictions on dividends, stock redemptions, stock repurchases and executive compensation. Pursuant to the CPP, the U.S. Treasury may unilaterally amend any provision of the CPP to comply with changes in applicable federal statutes.  Neither the Company nor the Bank is participating in the CPP.

FDIC Temporary Liquidity Guarantee Program

In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program (“TLGP”) to strengthen confidence and encourage liquidity in the banking system. The program consists of two components: the Transaction Account Guarantee Program (“TAGP”) and the Debt Guarantee Program (“DGP”).

Transaction Account Guarantee Program.  Pursuant to the TAGP, the FDIC will fully insure, without limit, qualifying transaction accounts held at qualifying depository institutions through December 31, 2010 (extended from December 31, 2009 provided the institution did not previously opt out of the TAGP). Qualifying transaction accounts include non-interest-bearing transaction accounts, Interest on Lawyers Trust Accounts (IOLTAs) and NOW accounts with interest rates less than 0.5 percent. The FDIC assessed a fee equal to 10 basis points on transaction account deposit balances in excess of the $250,000 insured limit.  During the six-month extension period in 2010, the fee assessment increased to 15 basis points, 20 basis points or 25 basis points, based on an institution’s risk category.  On April 13, 2010, the board of directors of the FDIC approved an interim rule that would extend the TAGP until December 31, 2010, with further extensions until December 31, 2011 possible without further rulemaking.  The interim rule, if approved, would also alter the reporting requirements required under the TAGP and alter the requirements for the inclusion of NOW accounts in the TAGP.  The Bank is currently participating in the TAGP.

Debt Guarantee Program.  Pursuant to the DGP, eligible entities were permitted to issue FDIC-guaranteed senior unsecured debt up to 125 percent of the entity’s senior unsecured debt outstanding as of September 30, 2008.  The Company did not issue any guaranteed debt under the DGP.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate regarding issues such as the evolving structure of financial institutions and the evolving competitive relationship among financial institutions and other, similar service providers such as securities firms and insurance companies, we cannot forecast how federal regulation of financial institutions may change in the future.  Due to the recent financial and real estate market turmoil, the U.S. Government has implemented numerous programs designed to stabilize the financial markets and economy.  Although we cannot predict what new policies or programs will impact the Company or the Bank, we fully expect that the financial institution industry will remain heavily regulated and that additional laws or regulations will likely be adopted that will impact the operations of the Company and the Bank.

 Cautionary Statement Regarding Forward-Looking Statements

We include in this registration statement on Form 10 statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not historical facts but instead represent only management’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Although we believe the expectations reflected in any forward-looking statements are reasonable, it is possible that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in such statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance and management’s long-term performance goals. Forward-looking statements also include statements that anticipate the effects on our financial condition and results of operations from expected developments or events, such as the implementation of internal and external business and growth plans and strategies.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, and they could be affected by many factors. Factors that could have a material adverse effect on our financial condition, results of operations and future prospects include, but are not limited to:

•	the success of the “turnaround” plan and our business strategy;

•	changes in economic conditions, including interest rates;

•	the sufficiency of our allowance for loan losses;

•
the failure to obtain on terms acceptable to us, or at all, the capital necessary to fund our growth and maintain our regulatory capital ratios, or those of our subsidiary bank, above the “well-capitalized” threshold;

•	management’s ability to manage interest rate and credit risks;

•	continuing deterioration of U.S. economic conditions;

•	legislative or regulatory changes, particularly changes in the regulation of financial services companies and/or products and services offered by financial service companies; and

•
risks and other factors set forth in Item 1A of this registration statement on Form 10, including the section entitled “Risk Factors” as well as our subsequent periodic and current reports filed with the SEC.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. We are not undertaking an obligation to update these forward-looking statements, even though our situation may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

 Item 1A.  Risk Factors.

Our financial condition and results of operations could be negatively affected if we fail to execute our “turnaround” plan.

The Company has, since its acquisition of the Bank, embarked on a “turnaround” plan to cause the Bank and the Company to move to profitability.  The success of our “turnaround” plan depends on effectively executing our business strategy, which includes plans to continue to grow the amount of our assets, the level of our deposits and the scale of our operations.  Achieving our growth targets requires us, in part, to attract customers that currently bank at other financial institutions in our markets, thereby increasing our shares in these markets.  Our ability to successfully execute our “turnaround” plan will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth effectively.  There can be no assurance that these opportunities will be available or that we will successfully execute the “turnaround” plan or our business strategy.  If we do not successfully execute our “turnaround” plan or our business strategy, our business and prospects could be harmed.  Executing our “turnaround” plan includes risks such as:

•	failure to attract additional capital to support expansion;

•	inability to achieve a level of growth that is translated into profitable operations;

•	failure to adequately address problem credits; and

•	failure to achieve economies of scale and anticipated cost savings.

We are a recently formed bank holding company with two years of operating history.

We became a bank holding company after our purchase of the Bank on March 12, 2008.  Prior to becoming a bank holding company, we had only limited operations.  Since acquiring the Bank, we have increased the Bank’s assets by over 100 percent and the Bank’s loan portfolio by over 250 percent.  Given our limited operating history as a bank holding company, there is no assurance that we will be able to continue to grow the Bank or to successfully manage growth.

The Bank has been experiencing performance issues that we may not be able to correct.

The Bank has had net losses in each of the last five calendar years.  There are multiple reasons for these losses, which include losses on loans and high operating expenses.  The correction of these problems is a difficult task.  Although the Bank has established a new management team, developed a “turnaround” plan and implemented a new business strategy and risk management process, there is no assurance that the Bank and the Company will ever be able to operate profitably.

We are dependent upon our management team.

The successful operation of the Company and the Bank will be greatly influenced by our ability to retain the services of the existing senior management and, as the Bank expands, to attract and retain additional qualified senior and middle management.  The unexpected loss of the services of any of the key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on the Company’s business and financial results.  No key-man life insurance policy is maintained on any of our directors, officers or employees.  See “MANAGEMENT.”

The commercial and residential real estate markets continue to experience extraordinary challenges following the downturn in the last three years.  Because of the Bank’s substantial reliance on real estate lending, these challenges increase the risk that the Bank’s loans may not be repaid.

The commercial and residential real estate markets continue to experience extraordinary challenges following the downturn in the last three years.  Approximately 16.0 percent of the Bank’s loans are commercial real estate loans, and 97.3 percent of total loans are real estate loans.  Economic factors have and may continue to cause deterioration to the value of real estate the Company uses to secure its loans. The resultant effect of the continued weakness of the economy and the deterioration of our real estate portfolio could result in additional increases in the provision for loan losses, higher delinquencies and additional charge-offs in future periods that may materially affect the Company’s financial condition and results of operations.

Although the Bank makes various types of loans, including commercial, consumer, residential mortgage and construction loans, a significant percentage of the Bank’s loans will be commercial loans.  Commercial lending is more risky than residential lending because loan balances are greater and the borrower’s ability to repay is dependent on the success of the borrower’s business.  The Bank will try to limit its exposure to default risk by carefully monitoring the amount of loans it makes within specific industries and through prudent lending practices, but we cannot assure you that this will reduce these lending risks.

Weak economic conditions could continue to have a material effect on our financial condition and results of operations.

Sustained weakness in the real estate market, reduced business activity, high unemployment, instability in the financial markets, less available credit and lack of confidence in the financial sector, among other factors, have adversely affected the Company and the financial services industry in general over the last three years.  A sustained deterioration in the national or local business or economic condition could result in, among other things, a deterioration of credit quality or a reduced demand for credit, including a resultant effect on our loan portfolio and allowance for loan losses.  These factors could result in higher delinquencies and greater charge-offs in future periods, which would materially adversely affect our financial condition and results of operations.  Continued, sustained weakness in business and economic conditions generally or in our markets specifically could have one or more of the following adverse impacts on our business:

•	a decrease in the demand for loans and other products and services offered by us;

•	a decrease in the value of our loans held for sale or other assets secured by consumer or commercial real estate; and

•	an increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.

An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs, provision for loan losses, and valuation adjustments on loans held for sale, which would materially adversely affect our financial condition and results of operations.

The Bank’s profitability may suffer if it is unable to successfully manage interest rate risk.

The profitability of the Bank depends, in substantial part, upon the spread between the interest rates earned on investments and loans and the interest rates paid on deposits and other interest-bearing liabilities.  Changes in interest rates affect the Bank’s operating performance and financial condition in diverse ways.  There are no assurances that the Bank’s efforts to mitigate such risks will be successful.

The Bank’s net interest spread depends on many factors that are partly or entirely outside of its control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally.  The Federal Reserve regulates the supply of money and credit in the United States and its policies determine in large part the cost of funds for lending and investing and the return earned on those loans and investments, both of which affect our net interest margin.

The Bank faces strong competition.

The Bank faces strong competition for deposits, loans and other financial services from numerous banks, thrifts, credit unions and other financial institutions, as well as other entities that provide financial services.  The banking business is highly competitive.  Some of the financial institutions and financial services organizations with which the Bank competes are not subject to the same degree of regulation as the Bank.  Most of our competitors have been in business for many years, have established customer bases, are substantially larger, have greater financial and personnel resources, have substantially higher lending limits than the Bank and are able to offer certain services, including extensive branch networks, trust services and international banking services, that the Bank either does not expect to provide or will not provide for some time, or can offer only through correspondents, if at all.  Moreover, most of these entities have greater capital resources than we have, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than the Bank.  See “BUSINESS—Market Area and Competition” and “SUPERVISION AND REGULATION.”

The Bank is significantly smaller than most of its competitors.

The Bank is one of the smaller banks in the metropolitan Chicago area.  As such, the Bank has a smaller lending limit than other banks in the market area.  As of December 31, 2009, the Bank’s legal lending limit was approximately $1.1 million.  The Bank’s inability to lend larger sums of money may impact its ability to attract larger businesses.  We intend to accommodate loans in excess of the Bank’s lending limit through the sale of participations in those loans to other banks.  However, other banks may not be willing to purchase loan participations from the Bank, thereby limiting our ability to service customers whose credit needs exceed the lending limit of the Bank.

Many of the Bank’s competitors have substantially greater resources to invest in technological improvements.

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services.  In addition to providing for better customer service, the effective use of technology increases efficiency and enables financial institutions to reduce costs.  Our success depends in part on the ability of the Bank to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in its operations.  Many of the Bank’s competitors have substantially greater resources to invest in technological improvements.

The Bank may have to pay above-market interest rates to attract depositors and charge below-market interest rates to attract borrowers compared to our competitors in our primary service area.

Thus far, we have been able to pay market interest rates to attract depositors, and we have been able to charge market interest rates to attract borrowers in our primary service area.  However, the banking business is highly competitive, and our profitability depends on the ability of the Bank to attract depositors and borrowers.  The Bank competes with numerous other lenders and deposit-takers in our area, including other commercial banks, savings and loan associations and credit unions.  Compared to our competitors in our primary service area, the Bank may have to pay above-market interest rates to attract depositors and charge below market interest rates to attract borrowers in the future, which may have a material effect on our financial condition and results of operations.

The creditworthiness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other banks.  Banks are interrelated as a result of lending, clearing, counterparty and other relationships.  As a result, defaults by, or even rumors or questions about, one or more banks, or the banking industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions.  Many of the transactions engaged in by us and the Bank in the ordinary course of business expose us to credit risk in the event of default of our counterparty or customer.  In such instances, the collateral held by us may be insufficient to mitigate our losses, as we may be unable to realize upon or liquidate at prices sufficient to recover the full amount of the exposure due us. Such losses could have a material and adverse effect on our results of operations.

We are highly regulated and may be adversely affected by changes in banking laws, regulations and regulatory practices, including the extraordinary actions being taken by the U.S. government in response to the recent financial crises.

The Bank is subject to extensive state and federal legislation, regulation and supervision, including regulation by state and federal banking regulators.  As a bank holding company, we are also subject to regulation by the IDFPR and the Federal Reserve.  Changes in legislation and regulations may continue to have a significant impact on the banking industry.  Although some of the legislative and regulatory changes may benefit the Bank and us, others may increase the costs of doing business and assist competitors of ours that are not subject to similar regulation.  See “SUPERVISION AND REGULATION.”

Changes in laws, regulations and regulatory practices affecting the financial services industry, and the effects of such changes, including the federal government’s response or lack of response to the ongoing financial crises affecting the banking system and financial markets, are difficult to predict and may have unintended consequences.  New regulations or changes in the regulatory environment could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.  These changes also can adversely affect borrowers, potentially increasing the risk that they may fail to repay their loans.  Any failure on our part to comply with or adapt to changes in the regulatory environment could have a material adverse effect on our business, financial condition and results of operations.

The banking regulators’ supervisory framework could materially impact the conduct, growth and profitability of our operations.

The Bank’s primary regulatory agencies have broad discretion to impose restrictions and limitations on our operations if they determine, among other things, that our operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies. This supervisory framework could materially impact the conduct, growth and profitability of our operations. Any failure on our part to comply with current laws, regulations, other regulatory requirements or safe and sound banking practices or concerns about our financial condition, or any related regulatory sanctions or adverse actions against us, could increase our costs or restrict our ability to operate our business and result in damage to our reputation.

We cannot predict the impact on us of recently enacted legislation, in particular the Emergency Economic Stabilization Act of 2008 and its implementing regulations, and actions by the FDIC.

The programs established or to be established under the Emergency Economic Stabilization Act of 2008 may have adverse effects upon us, including increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities. Also, participation in specific programs will likely subject us to additional restrictions.

Similarly, programs established by the FDIC under the systemic-risk exception to the Federal Deposit Insurance Act, whether we participate or not, may have an adverse effect on us, including the payment of additional deposit insurance premiums to the FDIC.  Due to the recent depletion of the Deposit Insurance Fund, the FDIC has increased rates on deposit insurance premiums and has required banks to prepay deposit insurance premiums for three years.  The FDIC may continue to increase deposit insurance premiums in the future, which may have a material effect on our financial condition and results of operations.

Continued tightening of the credit markets and instability in the financial markets could adversely affect our industry, business and results of operations.

Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced, and in some cases ceased, their provision of funding to borrowers including other financial institutions.  This has resulted in less available credit, a lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity.  A sustained period of such conditions could materially and adversely affect our business, financial condition and results of operations.

Our growth may require us to raise additional capital in the future, which may not be available to us.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations.  We may need to raise additional capital to support the execution of our “turnaround” plan.  If we raise capital through the issuance of additional shares of our common stock or other securities, it will dilute the ownership interests of existing shareholders and may dilute the per-share book value of our common stock.  If we choose to raise capital through the issuance of a preferred class of stock, new investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance.  Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us.  If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

No active trading market exists for our common stock.

There is no public market for our common stock, nor is one likely to develop or exist in the immediate future.  The Company has no present plan to list or qualify its common stock on any securities exchange.  Therefore, shares of our common stock may not be readily marketable in the case of financial emergency or otherwise.

Our profitability may suffer because of the indemnification of our directors and officers.

Our Articles of Incorporation require the indemnification of our officers and directors to the fullest extent permitted by law.  These provisions could result in expenses that would reduce our earnings.  See “Item 12.  Indemnification of Directors and Officers.”

Our organizers and directors will own a significant number of shares of common stock, which will allow them to control our management.

Our directors and executive officers own 39,500 shares, which equals approximately 6 percent of the total number of shares of the Company.  To the extent our organizers, directors and executive officers vote together, they will have the ability to exert influence over the election of our board of directors, as well as our policies and business affairs, and their interests may not be the same as yours.

We believe that most of our shareholders are members of The Living Word Christian Center.

We have not tracked the number of our shareholders who are also members of The Living Word Christian Center.  However, we believe that in excess of 50 percent of our outstanding shares of common stock are owned by members of The Living Word Christian Center.  The interests of these shareholders may not be the same as shareholders who are not members of The Living Word Christian Center.  The Living Word Christian Center is not now a shareholder, and we are not aware of any plans on the part of The Living Word Christian Center to become a shareholder.

We have never paid dividends and may not do so in the future.

The payment of dividends is at the discretion of the Board of Directors of the Company.  No dividends have been paid since the inception of the Company.  Since the Bank is the only source of revenue to the Company at this time, it is not expected that dividends will be paid in the foreseeable future.

Our shares of common stock are not insured deposits.

The shares of our common stock are not bank deposits and are not insured or guaranteed by the FDIC or any other government agency.  Your investment in the Company is subject to investment risk, and you must be capable of affording the loss of your entire investment.

Item 2.  Financial Information.

The following discussion and analysis is intended as a review of significant factors affecting the financial condition and results of operations of the Company.  The Company acquired the Bank on March 12, 2008.  Prior to the Company’s acquisition of the Bank, the Bank was owned by another bank that had foreclosed upon a loan that the other bank had extended to the former owners of the Bank.  Prior to March 12, 2008, the Company had no role in the management or operations of the Bank or in the preparation of the financial data regarding the Bank.  For any period prior to March 12, 2008, we have no knowledge as to how the financial data of the Bank was compiled, or whether this data was accurate.

Selected Consolidated Financial Data

The following table sets forth certain selected financial data of the Company and the Bank for the years ended December 31, 2005, 2006, 2007, for the period since inception (March 12, 2008) to December 31, 2008 and for the year ended December 31, 2009.

As of and for the year ended December 31,	As of and for the period from inception (March 12, 2008) to December 31, 2008	As of and for the year ended December 31, 2009 (unaudited)
	2005(1)	2006(1)	2007(1)
	(in thousands)
Statement of Income:
Total interest income	$2,041	$1,900	$1,905	$1,646	$3,424
Total interest expense	349	510	645	430	1,294
Net interest income	1,692	1,390	1,260	1,216	2,130
Provision (recovery) for loan losses	(233)	(18)	-	347	497
Net interest income after provision for loan losses	1,925	1,408	1,260	869	1,633
Other income	946	874	851	273	779
Other expense	2,940	2,628	2,833	2,303	3,074
(Loss) before income taxes	(69)	(346)	(722)	(1,161)	(662)
Income tax (benefit)	-	-	-	-	-
Net (loss)	$(69)	$(346)	$(722)	$(1,161)	$(662)
Balance Sheet Data:
Total assets	$38,843	$38,228	$34,237	$57,229	$72,761
Cash and due from banks and interest-bearing deposits in banks	4,477	4,844	3,764	2,511	3,703
Securities	10,537	8,463	8,259	6,168	4,340
Federal funds sold and reverse repurchase agreements	500	1,002	1,702	4,319	2,708
Net loans	20,355	21,177	15,352	39,041	55,905
Allowance for loan losses	508	457	485	467	915
Bank premises and equipment	2,208	2,008	3,796	3,079	2,907
Other assets	766	734	1,364	925	2,012
Goodwill	-	-	-	1,186	1,186
Total liabilities	$38,843	$38,228	$34,237	$57,229	$72,653
Total deposits	35,231	33,993	29,684	51,383	66,561
Interest bearing deposits	26,259	25,624	24,072	46,940	60,992
Other borrowed funds	-	1,000	2,000	-	792
All other liabilities	127	96	136	507	343
Total Capital:
Common stock	1,338	1,338	1,338	2,929	3,104
Additional paid-in-capital	3,070	3,070	3,070	3,571	3,783
Accumulated deficit	(923)	(1,269)	(1,991)	(1,161)	(1,823)
Common Share Data:(2)
Basic earnings (losses) per share	N/A	N/A	N/A	$(1.78)	$(0.97)
Book value per share	N/A	N/A	N/A	8.20	7.34
Tangible book value per share	N/A	N/A	N/A	5.75	5.13

	As of and for the year ended December 31,
	2005(1)	2006(1)	2007(1)	2008	2009 (unaudited)
	(dollars in thousands)
Selected Performance Ratios:
Return (loss) on average assets	(0.17)%	(0.91)%	(2.02)%	(3.93)%	(0.98)%
Return (loss) on average shareholders’ equity	(1.94)%	(10.44)%	(26.92)%	(46.31)%	(11.43)%
Nonperforming assets to total assets	4.45%	7.47%	5.38%	1.20%	2.63%
Reserve for loan losses as a percentage of loans at year-end	2.43%	2.11%	3.06%	1.18%	1.61%
Capital Adequacy Ratios:
Shareholders’ equity to total assets(3)	8.97%	8.21%	7.06%	9.33%	6.95%
Tier 1 Capital to risk weighted assets	15.59%	12.59%	11.20%	8.92%	9.39%
_______________
(1)	Information presented for the Bank only.
(2)	The Bank was a wholly owned subsidiary of a multi-bank holding company for years ended December 31, 2005, 2006 and 2007 and no per share data is available.
(3)	The Bank was a wholly owned subsidiary of a multi-bank holding company for years ended December 31, 2005, 2006 and 2007 and Shareholders’ equity reflects Bank only equity.

Average Balances, Net Interest Income and Rates

The following table sets forth the average balances, net interest income, and expenses and average yields for interest-earning assets and interest-bearing liabilities for the indicated periods, which prior to March 12, 2008 represent Bank data and after March 12, 2008 represent Company data.

	For the year ended December 31, 2007			For the period from inception (March 12, 2008) to December 31, 2008			For the year ended December 31, 2009 (unaudited)
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Yield/Rate
	(in thousands)
Interest-Earning Assets:
Federal funds sold	$1,995	$85	4.28%	$4,619	$71	1.53%	$2,635	$4	0.14%
Interest-bearing Deposits with other institutions	1,405	57	4.05	20,815	542	2.60	496	18	3.56
Securities
Taxable	8,370	435	5.20	5,593	207	3.71	5,073	210	4.14
Loans:(1)(2)
Commercial loans	253	1	0.21	2,942	215	7.31	1,281	79	6.16
Real estate loans	19,015	1,263	6.64	9,943	591	5.94	49,553	3,079	6.21
Consumer loans	412	64	15.54	293	20	6.68	546	34	6.31
Total loans	19,680	1,328	6.75	13,178	826	6.27	51,380	3,192	6.21
Total interest-earning assets	$31,450	$1,905	6.06%	$44,205	$1,646	3.72%	$59,584	$3,424	5.75%
Interest-Bearing Liabilities:
Deposits
Money market, DDA and NOW	$11,518	$42	0.36%	$8,596	$33	2.89%	$10,865	$27	0.24%
Savings accounts	9,270	101	1.08	7,266	74	1.02	8,658	55	0.63
Time deposits of less than $100,000	4,846	164	3.38	4,492	193	4.29	31,687	988	3.12
Time deposits of $100,000 or more	5,867	265	4.52	3,875	101	2.59	10,416	213	2.04
Total interest-bearing deposits	$31,501	$572	1.82%	$24,229	$401	1.65%	$61,626	$1,283	2.08%
Borrowings:
Federal funds and re-purchase agreements	1,475	73	4.96%	2,053	29	1.41%	324	11	3.39%
Total interest-bearing liabilities	$32,976	$645	1.96%	$26,282	$430	1.63%	$61,950	$1,294	2.09%
Net interest income		$1,260			$1,216			$2,130
Net interest spread(3)			4.10%			2.09%			3.66%
Net interest margin(4)			4.01%			2.75%			3.57%
_______________
(1)	Non-accruing loans are included in the average balances.
(2)
Loan fees are included in interest income.  In 2009, such fees totaled $77,000, or 2.25% of total interest income.  For the period from inception (March 12, 2008) to December 31, 2008, such fees totaled $18,000, or 1.09% of total interest income.  In 2007, such fees totaled $64,000, or 3.36% of total interest income.

(3)
Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.

(4)	Net interest margin represents net interest income as a percentage of average interest earning assets.

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank’s interest income and interest expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume), and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

Periods Ended December 31,
2009(1) v. 2008(2)	2008(2) v. 2007(3)
Increase (Decrease) Due to	Increase (Decrease) Due to
	Total Yield/Rate	Volume	Total Increase (Decrease)	Total Yield/Rate	Volume	Total Increase (Decrease)
	(in thousands)
Interest-Earning Assets:
Federal funds sold	$(45)	$(22)	$(67)	$13	$(27)	$(14)
Interest-bearing deposits with other institutions	317	(841)	(524)	(13)	498	485
Securities	15	(12)	3	(106)	(122)	(228)
Loans receivable	6	2,360	2,366	12	(514)	(502)
Total interest-earning assets	$293	$1,485	$1,778	$(94)	$(165)	$(259)
Interest-Bearing Liabilities:
Deposits
Money market, DDA and NOW	$3	$(9)	$(6)	$(25)	$16	$(9)
Savings accounts	(38)	19	(19)	(6)	(21)	(27)
Time deposits of less than $100,000	(38)	833	795	40	(11)	29
Time deposits of $100,000 or more	(16)	128	112	(91)	(73)	(164)
Total interest-bearing deposits	$(89)	$971	$882	$(82)	$(89)	$(171)
Borrowings:
Federal funds and re-purchase agreements	$(45)	$27	$(18)	$(97)	$53	$(44)
Total interest-bearing liabilities	(134)	998	864	(179)	(36)	(215)
Increase (decrease) in net interest income	$427	$487	$914	$85	$(129)	$(44)
_______________
(1)	For 2009, the period is for the year ended December 31, 2009.
(2)	For 2008, the period is from inception, March 12, 2008 to December 31, 2008.
(3)	For 2007, the period is for the year ended December 31, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of the Company’s financial position and results of operations and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this registration statement on Form 10.  The Company is an Illinois corporation and is registered as a bank holding company with the Board of Governors of the Federal Reserve.  The Company began active operations when it acquired the Bank, its sole subsidiary, on March 12, 2008.  The Company’s primary purpose is to own and operate the Bank.

The Bank provides community banking services, and its primary market is the greater Chicago, Illinois metropolitan area.

The Company and the Bank are subject to regulation by numerous agencies including the Federal Reserve, the Federal Deposit Insurance Corporation and the Illinois Department of Financial and Professional Regulation.  Among other things, these agencies limit the activities in which the Company and the Bank may engage, limit the investments and loans that the Bank may fund, and set the amount of reserves against deposits that the Bank must maintain.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are consistent with predominant practices in the financial services industry.  Critical accounting policies are those policies that management believes are the most important to our financial position and results of operations.  Application of critical accounting policies requires management to make estimates, assumptions, and judgments based on information available at the date of the financial statements that affect the amounts reported in the financial statements and accompanying notes.  Future changes in information may affect these estimates, assumptions, and judgments, which, in turn, may affect amounts reported in the consolidated financial statements.

These policies, along with the disclosures presented in the consolidated financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined.

Certain critical accounting policies involve estimates and assumptions by management. To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information.  Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has determined that our accounting policies with respect to the allowance for loan losses, goodwill and intangible assets, and income taxes are the accounting areas requiring subjective or complex judgments that are most important to our financial position and results of operations, and, as such, are considered to be critical accounting policies, as discussed below.

Allowance for loan losses.  The allowance for loan losses is charged to earnings as an estimate of probable losses.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.  Management periodically evaluates the loan portfolio in order to establish the adequacy of the allowance for loan losses to absorb estimated losses that are probable.  This evaluation includes specific loss estimates on certain individually reviewed loans where it is probable that the Company will be unable to collect all the amounts due (principal and interest) according to the contractual terms of the loan agreement.  Also included are the loss estimates that reflect the current credit environment and that are not otherwise captured in the historical loss rates.  These include the quality and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower’s ability to repay, and current economic and industry conditions.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize adjustments to its allowance based on their judgments of information available to them at the time of their examinations.

Goodwill and Intangible Assets.  Goodwill represents the excess of cost over fair value of net assets acquired that arose in the acquisition of Community Bank of Lawndale during March 2008.  Other intangible assets represent purchased assets from the acquisition of Community Bank of Lawndale during March 2008 that lack physical substance, but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability.

Goodwill is not amortized, but is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount.  In the event that we conclude that all or a portion of our goodwill may be impaired, a noncash charge for the amount of such impairment would be recorded in earnings.

The impairment testing process is conducted by assigning net assets and goodwill to each reporting unit.  The fair value of each reporting unit is compared to the recorded book value, “step one”.  If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired and “step two” is not considered necessary.  If the carrying value of a reporting unit exceeds its fair value, the impairment test continues (“step two”) by comparing the carrying value of the reporting unit’s goodwill to the implied fair value of goodwill.  The implied fair value is computed by adjusting all assets and liabilities of the reporting unit to current fair value with the offset adjustment to goodwill.  The adjusted goodwill balance is the implied fair value of the goodwill.  An impairment charge is recognized if the carrying fair value of goodwill exceeds the implied fair value of goodwill.

During 2009, the step one analysis conducted for the Bank indicated that the estimated fair value exceeded its carrying value (including goodwill).  Therefore, a step two analysis was not required for this reporting unit.

Goodwill impairment testing is considered a “critical accounting estimate” as estimates and assumptions are made about future performance and cash flows, as well as other prevailing market factors.  Management provides certain information and assumptions that are utilized in the implied fair value calculation.  Assumptions critical to the process include discount rates, asset and liability growth rates, and other income and expense estimates.  We use the best information currently available to estimate future performance; however, future adjustments to these projections may be necessary if conditions differ substantially from the assumptions utilized in making these assumptions.

Income Tax Accounting.  ASC Topic 740 provides guidance on accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet to be recognized in the financial statements.  ASC Topic 740 also provides guidance on measurement, recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  As of December 31, 2009, the Company had no uncertain tax positions.  The application of income tax law is inherently complex.  Laws and regulations in this area are voluminous and are often ambiguous.  As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures.  Interpretations of, and guidance surrounding, income tax laws and regulations change over time.  As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of income.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes.  FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return.  If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of accumulated deficit.  Additional disclosures about the amounts of such liabilities will also be required.  In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008.  The Company adopted FIN 48 in its 2009 annual consolidated financial statements.  The adoption of this statement did not have a material impact on its consolidated financial position, results of operations or cash flows.

ASC Topic 820, “Fair Value Measurements and Disclosures.” ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 became effective for the Company on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities.

         Additional new authoritative accounting guidance under ASC Topic 820 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASC Topic 820 requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. The new accounting guidance amended prior guidance to expand certain disclosure requirements. The Company adopted the new authoritative accounting guidance under ASC Topic 820 during the first quarter of 2009. Adoption of the new guidance did not significantly impact the Company’s financial statements.

           Further new authoritative accounting guidance (Accounting Standards Update No. 2009-5) under ASC Topic 820 provides guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. In such instances, a reporting entity is required to measure fair value utilizing a valuation technique that uses (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the existing principles of ASC Topic 820, such as an income approach or market approach. The new authoritative accounting guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The forgoing new authoritative accounting guidance under ASC Topic 820 became effective for the Company’s financial statements for periods ending after October 1, 2009 and did not have a significant impact on the Company’s financial statements.

           ASC Topic 860, “Transfers and Servicing.” New authoritative accounting guidance under ASC Topic 860, “Transfers and Servicing,” amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. The new authoritative accounting guidance eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The new authoritative accounting guidance also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The new authoritative accounting guidance under ASC Topic 860 will be effective January 1, 2010, and is not expected to have a significant impact on the Company’s financial statements.

Overview

The profitability of the Bank’s operations depends primarily on its net interest income, provision for loan losses, other income and other expenses.  Net interest income is the difference between the income the Bank receives on its loan and investment portfolios and its cost of funds, which consists of interest paid on deposits and borrowings.  The provision for loan losses reflects the cost of credit risk in the Bank’s loan portfolio.  Other income consists of service charges on deposit accounts, securities gains and fees and commissions.  Other expenses includes salaries and employee benefits, as well as occupancy and equipment expenses and other non-interest expenses.

Net interest income is dependent on the amounts and yields of interest-earning assets as compared to amounts of and rates on interest-bearing liabilities.  Net interest income is sensitive to changes in market rates of interest and the Bank’s asset/liability management procedures in coping with such changes.  The provision for loan losses is dependent on increases in the loan portfolio and management’s assessment of the collectability of the loan portfolio under current economic conditions.  Other expenses are heavily influenced by the growth of operations and the cost of employees.  Growth in the number of account relationships directly affects such expenses as data processing costs, supplies, postage and other miscellaneous expenses.

Comparison of Financial Condition at December 31, 2009 and December 31, 2008

Total assets increased $15.7 million, or 27.4 percent, to $72.9 million as of December 31, 2009 from $57.2 million as of December 31, 2008.  The increase in total assets was primarily due to total loans increasing to $56.8 million at December 31, 2009, compared to $39.5 million at December 31, 2008, an increase of 43.8 percent.  Loans increased mainly due to the hiring of additional loan officers who have utilized their network of contacts to build the Company’s loan portfolio.  To increase the Company’s portfolio, the Company also purchased a $1.5 million portfolio of loans from a local financial institution, which met the Bank’s underwriting guidelines.

Total deposits increased $15.2 million, or 29.6 percent, to $66.6 million as of December 31, 2009 from $51.4 million as of December 31, 2008.  The increase in total deposits was primarily due to interest-bearing deposits increasing to $61.0 million at December 31, 2009, compared to $46.9 million at December 31, 2008, an increase of 30.1 percent.  During the year, the Bank issued $2.7 million in brokered deposits, increased certificates of deposits of over $100,000 by $8.9 million, and increased savings account balances by $2.0 million to fund the growth of the loan portfolio.  The Bank also refinanced $17.2 million in maturing brokered CDs, extending the maturities and lowering the cost to the Bank by over 150 basis points.

 Comparison of Results of Operations for the Year Ended December 31, 2009 and the Period from Inception (March 12, 2008) to December 31, 2008 (the period ended)

General.  The Company’s net loss for the year ended December 31, 2009 was $662,000, compared to a net loss of $1.2 million for the period from inception, March 12, 2008, to December 31, 2008.  The decrease in net loss was primarily the result of a $900,000 increase in the net interest margin.

Return on average assets was negative 0.98 percent for the year ended December 31, 2009 as compared to negative 3.93 percent for the period from inception, March 12, 2008, to December 31, 2008.  Return on average shareholders’ equity was negative 11.43 percent and negative 46.31 percent for the year ended December 31, 2009 and the period from inception, March 12, 2008, to December 31, 2008, respectively.  The ratio of shareholders’ equity to total assets at December 31, 2009 and 2008 was 6.95 percent and 9.33 percent, respectively.

Interest Income.  Interest income increased by $1.2 million, or 75.0 percent, to $3.4 million for the year ended December 31, 2009 from $1.6 million for the period from inception, March 12, 2008 to December 31, 2008.  The increase in interest income resulted primarily from an increase in average total interest earning assets of $15.4 million, or 34.8 percent, to $59.6 million at December 31, 2009 from $44.2 million at December 31, 2008, as well as a 203 basis point increase in the average yield.  The average yield on interest earning assets was 5.75 percent and 3.72 percent for 2009 and 2008, respectively.

Interest income on the loan portfolio was $3.2 million for the year ended December 31, 2009, compared to $826,000 for the period from inception, March 12, 2008, to December 31, 2008, an increase of $2.4 million.  The increase was primarily due to a $38.2 million increase in average balances, partially offset by a 6 basis point decrease in the yield on the portfolio.  The increase in interest income was due in part to a shorter reporting period, beginning with the purchase of the Bank on March 12, 2008.  On an annualized basis, the Bank’s interest income would have been approximately $1.0 million.

Interest income on the investment portfolio increased $3,000 due to a 43 basis point increase in the yield on the portfolio, partially offset by a $520,000 decrease in average balances.  Interest income on federal funds sold declined $67,000 due to a $2.0 million decrease in average balances as well as a 139 basis point drop in yield as the federal funds target rate dropped to 0.25% for most of the year.  Interest on deposits in other financial institutions decreased $524,000 primarily due to the decrease in stock subscription escrow balances upon the issuance of stock used in the acquisition of the Bank.

Interest Expense.  Interest expense on deposits increased $882,000, or 220.0 percent, to $1.3 million for the year ended December 31, 2009 from $401,000 for the period from inception, March 12, 2008, to December 31, 2008.  The increase was due to a $37.4 million increase in average total interest-bearing deposits from $24.2 million at December 31, 2008 to $61.6 million at December 31, 2009, an increase of 154.5 percent.  In addition, there was a 43 basis point, or 26.1 percent, increase in the average rates paid on deposits from 1.65 percent for the period from inception, March 12, 2008, to December 31, 2008 compared to 2.08 percent for the year ended December 31, 2009.  The increase in interest income was due in part to a shorter reporting period, beginning with the purchase of the Bank on March 12, 2008.  On an annualized basis, the company’s interest expense would have been approximately $507,000.

Net Interest Income.  Net interest income increased $900,000, or 75.0 percent, to $2.1 million for the year ended December 31, 2009 from $1.2 million for the period from inception, March 12, 2008, to December 31, 2008.

The increase in net interest income resulted primarily from an increase in net interest margin to 3.57 percent for the year ended December 31, 2009 compared to 2.75 percent for the period from inception, March 12, 2008, to December 31, 2008.  The increase in net interest income was due in part to a shorter reporting period, beginning with the purchase of the Bank on March 12, 2008.  On an annualized basis, the company’s net interest income would have been approximately $1.5 million.

Provision for Loan Losses.  The provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to cover probable credit losses in the loan portfolio.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination.

For the year ended December 31, 2009 and the period from inception, March 12, 2008, to December 31, 2008, the provision for losses on loans totaled $497,000 and $347,000, respectively, based on management’s estimate of probable losses.

As of December 31, 2009, the Company’s total nonperforming and impaired loans were $1.92 million compared to $689,000 total nonperforming and impaired loans as of December 31, 2008.

The allowance for loan losses was $915,000, or 1.61 percent of total loans and 47.8 percent of nonperforming loans, respectively, at December 31, 2009, as compared to $467,000, or 1.18 percent of total loans and 67.8 percent of nonperforming loans, respectively, at December 31, 2008.  The Bank believes, as of December 31, 2009, its allowance for loan losses was adequate to cover probable losses.

Other Income.  Other income increased $506,000, or 185.3 percent, to $779,000 for the year ended December 31, 2009 from $273,000 for the period from inception, March 12, 2008, to December 31, 2008.  The increase was due mainly to a $412,000 increase in CDFI grants obtained.

Other Expense.  Other expense increased $700,000, or 30.4 percent, to $3.1 million for the year ended December 31, 2009 from $2.3 million for the period from inception, March 12, 2008, to December 31, 2008.  On an annualized basis, the results for the period ended December 31, 2008 would have been $2.9 million.  The increase was due mainly to a $396,000 increase in personnel costs as the Company’s turnaround plan required the hiring of multiple executives to execute the plan as well as a $252,000 increase in other expenses, including $45,000 increase in FDIC premiums with the increase in deposit accounts and a $52,000 increase in consultant fees used in outsourcing non-core business processes.

Income Taxes Expense (Benefits).  Because the Bank and the Company have incurred losses over the past five periods, and remain in a loss position, the Bank and the Company have established a valuation allowance for the entire net deferred tax asset balance.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

Total assets increased $23.0 million, or 67.3 percent, to $57.2 million as of December 31, 2008 from $34.2 million as of December 31, 2007.  The increase in total assets was primarily due to total loans increasing to $39.0 million at December 31, 2008, compared to $15.4 million at December 31, 2007, an increase of over 153.2 percent.  The loan portfolio increase was primarily the result of the purchase of $24.3 million in loans from various local financial institutions.  All loan purchases were reviewed, and approved, under the Bank’s underwriting guidelines prior to purchase.

Total deposits increased $21.7 million, or 73.1 percent, to $51.4 million as of December 31, 2008 from $29.7 million as of December 31, 2007.  The increase in total deposits was primarily due to a $22.8 million increase in interest bearing deposits to $46.9 million at December 31, 2008, compared to $24.1 million at December 31, 2007, an increase of 94.6 percent.  During the year, the Bank issued $23.0 million in brokered CDs to fund the purchases and growth of the loan portfolio.  The Bank also re-paid $2.0 million in maturing FHLB advances during the year.

Comparison of Results of Operations for the Period from Inception (March 12, 2008) to December 31, 2008 and the year ended December 31, 2007 (the period ended)

General.  The net loss for the period from inception, March 12, 2008, to December 31, 2008 was $1.2 million, compared to a net loss of $722,000 for the year ended December 31, 2007.  The increase in net loss resulted from a provision for loan losses of $347,000 for the year ended December 31, 2008, compared to no provision for loan losses for the year ended December 31, 2007, and a decrease in noninterest income of $578,000.

Return on average assets was negative 3.93 percent for the period ended December 31, 2008 as compared to negative 2.02 percent for the period ended December 31, 2007.

Interest Income.  Interest income decreased by $259,000, or 13.6 percent, to $1.6 million for the period ended December 31, 2008 from $1.9 million for the year ended December 31, 2007.  The decrease in interest income resulted primarily from the 2008 time period being over two months shorter, beginning with the purchase of the Bank on March 12, 2008.  On an annualized basis, the Company’s interest income would have been approximately $2.1 million.  During the 2008 period, the yield on average interest-earning assets declined 234 basis points from 6.06 percent for the year ended December 31, 2007 to 3.72 percent for the period ended December 31, 2008.  Average total interest earning assets increased $12.7 million, or 40.3 percent, from $31.5 million at December 31, 2007 to $44.2 million at December 31, 2008.

Interest Expense.  Interest expense decreased $215,000, or 33.3 percent, to $430,000 for the period from inception, March 12, 2008, to December 31, 2008 from $645,000 for the year ended December 31, 2007.  The decrease was due to a decrease in average rates paid on deposits of 17 basis points to 1.65 percent for the period from inception, March 12, 2008, to December 31, 2008 compared to 1.82 percent for the year ended December 31, 2007, and a decrease in average balances of $7.3 million, or 23.2 percent, to $24.2 million for the period ended December 31, 2008 compared to $31.5 million in total interest-bearing deposits for the period ended December 31, 2007.  On an annualized basis in 2008, the Company’s interest expense would have been approximately $507,000.

Net Interest Income.  Net interest income decreased by $44,000, or 3.38 percent, to $1.22 million for the period from inception, March 12, 2008, to December 31, 2008 from $1.26 million for the year ended December 31, 2007.

The decrease in net interest income resulted primarily from the 2008 time period being over two months shorter, beginning with the purchase of the Bank on March 12, 2008.  On an annualized basis, the Company’s net interest income would have been approximately $1.5 million.  Also contributing to the decline in net interest income was a 126 basis point decline in the net interest margin as faster than expected loan prepayments were reinvested in lower yielding investments until they could fund additional loans.

Provision for Loan Losses.  The provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to cover probable incurred credit losses in the loan portfolio.  In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination.

For the period from inception, March 12, 2008, to December 31, 2008, the provision for losses on loans totaled $347,000 based on management’s estimate of probable incurred losses.  There was no provision for loan losses for the year ended December 31, 2007.

As of December 31, 2008, the Company’s total nonperforming and impaired loans were $689,000 compared to $1.8 million total nonperforming and impaired loans as of December 31, 2007.

The allowance for loan losses was $467,000, or 1.18 percent of total loans and 67.8 percent of nonperforming loans, respectively, at December 31, 2008, as compared to $485,000, or 3.06 percent of total loans and 26.3 percent of nonperforming loans, respectively, at December 31, 2007.

Other Income.  Other income decreased $578,000, or 67.9 percent, to $273,000 for the period from inception, March 12, 2008, to December 31, 2008 from $851,000 for the year ended December 31, 2007.  On an annualized basis, the other income for the period from inception, March 12, 2008, to December 31, 2008 would have been $345,000.  The decrease was due mainly to a $482,000 decrease in CDFI grants obtained.  Service fee income decreased as the Bank re-priced some of its products to increase deposits.

Other Expense.  Other expense decreased $500,000, or 17.9 percent, to $2.3 million for the period from inception, March 12, 2008, to December 31, 2008 from $2.8 million for the year ended December 31, 2007.  On an annualized basis, the results for the period from inception, March 12, 2008, to December 31, 2008 would have been $2.9 million.  Salaries and employee benefits increased $139,000 during the period as the Company installed a management team to enact the Company’s turnaround plan.  Occupancy expense increased $128,000 as the Company installed a new technology system to support the business.

Income Taxes Expense (Benefits).  Because the Bank and the Company have incurred losses over the past five periods, and remain in a loss position, the Bank and the Company have established a valuation allowance for the entire net deferred tax asset balance.

Credit Quality Management and Allowance for Loan Losses

Loan quality is monitored by management and reviewed by the Board of Directors.  We have established policies, procedures, and practices designed to mitigate credit risk.  Chief among these is the management Loan Committee review process, which presents selected credits based on amount and risk before a group of seasoned credit professionals which vet the loan at approval and then at appropriate intervals.  Also in place to monitor and manage loan quality are standard lending and credit policies, underwriting criteria, and collateral monitoring.  We monitor and implement our formal credit policies and procedures and regularly evaluate trends, collectability, and collateral protection within the loan portfolio.  Our policies and procedures are regularly reviewed and modified in order to manage risk as conditions change and new credit products are offered.

Our credit administration policies include a comprehensive loan rating system.  This system allows for common reference across loan types and facilitates the identification of emerging problems in loan transactions.  Our internal credit review function performs regular reviews of the lending groups to assess the accuracy of loan ratings and the adherence to credit policies.  Exam results are communicated to senior lending and risk management executives as well as specified Board of Directors committees.  Lending officers have the primary responsibility for monitoring their client relationships and effecting timely changes to loan ratings as events warrant.

In addition, the Bank’s senior lenders actively review those loans that call for more extensive monitoring and may warrant some degree of remediation.  These loans are reviewed at least quarterly by a committee of senior lending and risk management officers, including the Chief Executive Officer, which assesses and directs action plans to minimize the risk of these loans.  More troubled loans are reviewed on a monthly basis for heightened oversight with such reviews including the participation of the Chief Executive Officer.

We also maintain an allowance for loan losses to absorb probable losses inherent in the loan portfolio.  The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date and is supported by available and relevant information.  The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified.  We evaluate the sufficiency of the allowance for loan losses based on the combined total of the general and specific reserve components.  Our application of the methodology for determining the allowance for loan losses resulted in an allowance for loan losses of $915,000 at December 31, 2009 providing 1.61% coverage of total loans compared with $467,000 providing 1.18% coverage of total loans at December 31, 2008.  The increase in the allowance for loan losses from December 31, 2008 reflects management’s judgment concerning the credit risk inherent in the portfolio.  We believe that the allowance for loan losses is adequate to provide for probable and reasonably estimable credit losses inherent in our loan portfolio as of December 31, 2009.

Non-Performing Loans and Potential Problem Loans

Generally, loans are placed on non-accrual status if principal or interest payments become 90 days or more past due and management deems the collectability of the principal and interest to be in question.  Loans to customers whose financial condition has deteriorated are considered for non-accrual status whether or not the loan is 90 days or more past due.

Once interest accruals are discontinued, accrued but uncollected interest is charged to current year operations.  Subsequent receipts on non-accrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured.  Classification of a loan as non-accrual does not preclude the ultimate collection of loan principal or interest.

We continue to accrue interest on certain loans 90 days or more past due when such loans are well secured and collection of principal and interest is expected within a reasonable period.

Potential Problem Loans.  Potential problem loans consist of loans that are performing in accordance with contractual terms but for which management has concerns about the ability of an obligor to continue to comply with repayment terms because of the obligor’s potential operating or financial difficulties.  Management monitors these loans closely and reviews their performance on a regular basis.

Non-Performing Loans.  A loan is non-performing when it is more than ninety days past due.  Specific allocations are made for loans that are determined to be non-performing.  Loans past due less than 90 days may also be classified as non-performing when management does not expect to collect all amounts due according to the contractual terms of the loan agreement.  Specific allocations are measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses as compared to the loan carrying value.

	At December 31, 2009
	Loans Delinquent For:
	60-90 Days			Over 90 Days			Total Delinquent Loans
	Total Number of Credits	Total Amount	Percent of Loan Category	Total Number of Credits	Total Amount	Percent of Loan Category	Total Number of Credits	Total Amount	Percent of Loan Category

Commercial and industrial	—	$—	—%	1	$31	0.05%	1	$31	0.05%
Construction	—	—	—	1	79	0.14	1	79	0.14
Real Estate:
1-4 Family	1	30	0.05	6	1,037	1.83	7	1,067	1.88
Commercial	2	155	0.27	4	767	1.35	6	922	1.62
Consumer loans	—	—	—	1	2	0.01	1	2	0.01
Total	3	$185	0.32%	13	$1,916	3.38%	16	$2,101	3.70%

	At December 31,
	2009	2008	2007
	(dollars in thousands)
Non-performing loans
Commercial	$31	$—	$229
Construction	79	—	—
Real Estate Loans
1-4 Family	1,037	290	151
Multi-family	—	150	—
Commercial	767	249	1,440
Consumer Loans	2	-	23
Total non-performing loans	$1,916	$689	$1,843

Total as a percentage of total assets	2.63%	1.20%	5.38%

Non-performing loans as percentage of gross loans receivable	3.37%	1.74%	11.64%

The loan loss allowance as a percentage of nonperforming loans was 47.8% at December 31, 2009 compared to 67.8% at December 31, 2008.

Analysis of Allowance for Loan Losses

The Company has established an allowance for loan losses to provide for those loans that may not be repaid in their entirety.  The allowance for loan losses is currently maintained at a level considered by management to be adequate to provide for probable loan losses.  The allowance is increased by provisions charged to earnings and is reduced by charge-offs, net of recoveries.  The provision for loan losses is based on management’s evaluation of the loan portfolio under current economic conditions.  Loans are charged to the allowance for loan losses when, and to the extent, they are deemed by management to be uncollectible.  The allowance for loan losses is composed of allocations for specific loans and a general reserve for all other loans.

The following table sets forth loans charged off and recovered and an analysis of the allowance for loan losses for the year ended December 31, 2007, for the period since inception (March 12, 2008) to December 31, 2008 and for the year ended December 31, 2009.

	As of and for the year ended December 31, 2007	As of and for the period from inception (March 12, 2008) to December 31, 2008	As of and for the year ended December 31, 2009 (unaudited)
	(dollars in thousands)
Average total loans	$19,691	$16,408	$50,381
Total loans at end of period	15,836	39,508	56,820
Total nonperforming and impaired loans(1)	1,843	689	1,916
Allowance at beginning of period	457	125	467
Loans charged-off
Commercial and industrial	—	—	(4)
Real Estate
1-4 Family	—	—	(39)
Commercial	—	—	(3)
Consumer and other	(6)	(6)	(7)
Total loans charged-off	(6)	(6)	(53)
Recoveries
Real Estate
Commercial	1	—	—
Consumer and other	33	1	4
Total recoveries	34	1	4
Net recoveries (charge-offs)	28	(5)	(49)
Provision for loan losses	0	347	497
Allowance at end of period	$485	$467	$915
Net recoveries (charge-offs) to average total loans	0.21%	(0.03%)	0.02%
Allowance to total loans at end of period	3.06%	1.18%	1.61%
Allowance to nonperforming loans	26.32%	67.78%	47.76%
_______________
(1)	Nonperforming and impaired loans include those loans past due 90 or more days and loans that are on a non-accrual status.

The Bank relies, among other things, on its experienced senior management in determining the appropriate allowance for loan losses on the loan portfolio.  In general, management reviews delinquency trends, impaired loans, loan to value ratios and types of collateral.  Based on these factors, we determined that the allocation of the allowance for loan losses for these types of loans was appropriate at December 31, 2009.

While management believes that it determines the amount of the allowance based on the best information available at the time, the allowance will need to be adjusted as circumstances change and assumptions are updated.   Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including specific reserves, current loan risk ratings, delinquent loans, historical loss experience and economic conditions in our market area.  In addition, federal regulatory authorities, as part of the examination process, periodically review our allowance for loan losses.  The regulators may require us to record adjustments to the allowance level based upon their assessment of the information available to them at the time of examination.  Although management believes the allowance for loan losses is sufficient to cover probable losses inherent in the loan portfolio, there can be no assurance that the allowance will prove sufficient to cover actual loan losses.

We increased our allowance for loan losses to $915,000 as of December 31, 2009, up from $467,000 as of December 31, 2008.  The ratio of the reserve for loan losses to loans was 1.61% as of December 31, 2009, up from 1.18% as of December 31, 2008.  The provision for loan losses was $497,000 for the year ended December 31, 2009, versus $347,000 in the period from inception, March 12, 2008, to December 31, 2008.  The key factors in determining the level of provision is the composition of our loan portfolio, loan growth, risk rating distribution within each major loan category, historical loss experience and internal and external factors.  Weakness in the general economy and, in particular, higher vacancy rates in commercial real estate, sponsor bankruptcies, declining real estate values, limited sales activity and little financing activity severely impacted our portfolio.

During 2009, net charge-offs totaled $49,000 as compared to $5,000 in the period from inception, March 12, 2008, to December 31, 2008.  The increase in charge-offs reflect real estate collateral values, particularly land values, which have remained low.  The provision for loan losses for 2009 totaled $497,000 and exceeded net charge-offs by $448,000.

The following table sets forth information concerning the allocation of the allowance for loan losses by loan category at the dates indicated.

	At December 31,
	2009		2008
	Amount	Percentage of Loans in Each Category to Total Loans	Amount	Percentage of Loans in Each Category to Total Loans
	(dollars in thousands)
Commercial and industrial	$20	4.85%	$14	1.73%
Construction	-	0.01	38	5.45
Real Estate Loans
1-4 Family	136	32.99	209	40.47
Multi-family	180	43.71	191	35.37
Commercial	71	17.13	101	16.00
Consumer Loans	5	1.32	9	0.97
Total allocated	412	100.00%	562	100.00%
Specific reserve	55		353
Total	$467	1.18%	$915	1.61%

Securities

The Bank’s securities portfolio decreased $1.9 million from $6.2 million at December 31, 2008 to $4.3 million at December 31, 2009.  The following table sets forth the composition of the securities portfolio for the Bank prior to the Company's acquisition of the Bank on March 12, 2008 and for the Bank subsequent to the Company's acquisition of the Bank.

	December 31, 2007		December 31, 2008		December 31, 2009 (unaudited)
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(in thousands)
Securities held to maturity (at amortized cost)
U.S. treasury securities	$0	$0	$297	$299	$0	$0
U.S. government agencies	7,710	7,719	4,384	4,460	3,187	3,227
Residential mortgage-backed and related securities	549	524	1,487	1,504	752	757
Securities available for sale (at fair value)
U.S. government agencies	—	—	—	—	401	402
Total	$8,259	$8,243	$6,168	$6,263	$4,340	$4,386

The maturity distribution of the securities portfolio at December 31, 2009 is shown below:

	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$—	$—
Due after one year through five years	604	603
Due after five years through fifteen years	2,986	3,026
Due after fifteen years	—	—
Mortgage-backed and related securities	752	757
Total	$4,340	$4,386

Securities are classified as held to maturity when a company has the positive intent and ability to hold those securities to maturity.  These securities are carried at cost, adjusted for amortization of premiums and accretion of discounts.  Securities are classified as available for sale if a company decides to sell those securities before maturity.  These securities are carried at fair value, adjusted for amortization of premiums and accretion of discounts.  Unrealized gains and losses on securities available for sale are recognized in a valuation allowance that is included as a separate component of stockholders’ equity, net of taxes.

Liquidity and Capital Resources

Our primary sources of liquidity are deposits, advances from the Federal Home Loan Bank, amortization and prepayment of loans, maturities of investment securities and other short-term investments, and earnings and funds provided from operations.  Bank management believes it has the liquidity necessary to meet unexpected deposit withdrawal requirements or increases in loan demand.

Off-Balance-Sheet Arrangements

Commitments.  As a financial services provider, we routinely enter into commitments to extend credit, including loan commitments, standby and commercial letters of credit.  While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon.  Such commitments are subject to the same credit policies and approval process accorded to loans made by us.

Contractual Obligations.  In the ordinary course of operations, we enter into certain contractual obligations.  Such obligations include the funding of operations through debt issuances, operating leases for premises and equipment, as well as capital expenditures for new premises and equipment.

The following table summarizes our significant contractual obligations and other potential funding needs at December 31, 2009:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Time certificates	$46,217	$32,249	$11,433	$2,535	$—
Notes issued	792	792	—	—	—
Operating leases	201	65	136	—	—
Total	$47,124	$33,020	$14,054	$50	$—
Commitments to extend credit and letters of credit	$2,476

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this registration statement regarding the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all the Company’s assets and liabilities are monetary in nature.  As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

Quantitative and Qualitative Disclosures about Market Risk

The Company’s primary market risk exposure is interest rate risk.  Interest rate risk is the exposure of a banking organization’s financial condition to adverse movements in interest rates.

The Company analyzes its interest rate sensitivity.  Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities that either reprice or mature within a given period of time.  The difference, or the interest rate repricing “gap,” provides an indication of how our interest rate spread will be affected by changes in interest rates.

A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities, and a gap is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets.

Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

Although interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure.  As a result, at least on a quarterly basis, management reviews interest rate risk by means of a rate shock analysis, forecasting the impact of alternative interest rate environments on net interest income and evaluating such impacts against the maximum potential changes in net interest income. The following table shows the estimated impact of an immediate change in interest rates as of December 31, 2009.

Analysis of Net Interest Income Sensitivity
(dollars in thousands)

	Immediate Change in Rates
	-300	-200	-100	-50	+50	+100	+200	+300
December 31, 2009:
Dollar change	$(978)	$(472)	$(136)	$(60)	$7	$8	$17	$28
Percentage change	(26.5)%	(12.8)%	(3.7)%	(1.6)%	0.2%	0.2%	0.5%	0.8%

The estimated impact to our net interest income over a one-year period is reflected in dollar terms and percentage change.  As an example, this table illustrates that if there had been an instantaneous parallel shift in the yield curve of +100 basis points on December 31, 2009, net interest income would increase by $8,000, or 0.2 percent, over a one-year period.

Item 3.  Properties.

The Company is located and conducts its business at the Bank’s single branch location at 1111 S. Homan Avenue, Chicago, Illinois 60624.  The Bank also leases property at 4006 W. Roosevelt Road, Chicago, Illinois and leases an office at 7610 Roosevelt Rd., Forest Park, Illinois.  The Company believes that the current facilities are adequate to meet its present and immediately foreseeable needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information as to the Company’s common stock beneficially owned as of December 31, 2009 by (1) each director and named executive officer, (2) all directors and executive officers of the Company and the Bank as a group, and (3) persons known to the Company to be the beneficial owner of 5 percent or more of the Company’s common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned1	Percentage Ownership of Common Stock Outstanding
Directors and Named Executive Officers:2
William S. Winston	25,000	3.62%
John L. Sorensen, Jr.	7,000	1.01%
Herman L. Davis	7,500	1.09%
Directors and Officers as a group (3 persons)	39,500	5.73%
5 Percent or Greater Shareholders:
None
_______________
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
(2)	The address for each director and executive officer is 7306 West Madison Street, Forest Park, Illinois 60130.

Item 5.  Directors and Executive Officers.

Set forth below is information concerning the Members of our Board of Directors and executive officers.

		Covenant Bancshares, Inc.	Covenant Bank
Name	Age	Position	Position
William S. Winston	66	Chairman of the Board	Chairman of the Board
John L. Sorensen, Jr.	59	President, Chief Executive Officer and Director	Vice Chairman, Chief Executive Officer, Chief Credit Officer and Director
Herman L. Davis	58	Senior Vice President, Chief Financial Officer, Secretary, Treasurer and Director	President, Chief Operating Officer and Director

Management of the Company and the Bank are each led by a Board of Directors.  The Board of Directors of the Company is currently composed of the following individuals:  William S. Winston, John L. Sorensen, Jr. and Herman L. Davis.  The Board of Directors of the Bank is composed of Mr. Winston, Mr. Sorensen, Mr. Davis, Belinda Whitfield and David Ramseur.

The following sets forth the background and experience of the Company’s senior management team and Board of Directors.

William (Bill) S. Winston (66) is the Chairman of the Board of Directors of the Company and the Bank.  In 1989, Bill Winston founded The Living Word Christian Center, a 17,000-member church located in Forest Park, Illinois, and he continues to serve as its Pastor.  The Living Word Christian Center has a broad range of entities including a Bible Training Center, a School of Ministry and Missions, the Joseph School of Business, the Forest Park Plaza shopping mall, the Living Word Christian Academy and many others.  Mr. Winston also hosts the Believer’s Walk of Faith television and radio broadcast, which reaches more than 80 million households nationwide and overseas.  Prior to joining the ministry, Mr. Winston worked for IBM Corporation, where he rose from a marketing representative to regional marketing manager in IBM’s Midwest region.  In that position, he was responsible for more than $35 million in sales revenues per year.  Prior to joining IBM, Mr. Winston served as a fighter pilot in the United States Air Force, where he received numerous awards and medals in recognition of his superior skills and accomplishments.

John L. Sorensen, Jr. (59) is the President, the Chief Executive Officer, and a director of the Company and the Vice Chairman, the Chief Executive Officer, Chief Credit Officer and a director of the Bank.  Mr. Sorensen began his banking career in 1972 at the Bank of Park Forest, Park Forest, Illinois, where he served until 1980.  From 1980 until 1982, Mr. Sorensen served as vice president and senior loan officer at the Bank of Commerce and Industry in Chicago.  From 1982 to 1989, Mr. Sorensen served as a vice president and senior vice president with a banking subsidiary of American National Corporation, subsequently acquired by several banking groups and now a part of J.P. Morgan Chase.  From 1989 until 1991, Mr. Sorensen was president and chief executive officer of Liberty Bank in Broadview, Illinois.  From 1992 to 1996, Mr. Sorensen was the executive vice president and chief operating officer of an international insurance agency.  Beginning in 1996, he served as an organizer of The Bank of Commerce in Downers Grove, Illinois.  When that bank received its charter in 1997, Mr. Sorensen served as its chief executive officer and as a director until 2001.  Since 2001, Mr. Sorensen has been continuously involved in the efforts of the Company and its predecessor unincorporated groups to either form a de novo bank or acquire an existing bank.  Those efforts culminated in the successful acquisition of the Bank in 2008.

Herman L. Davis (58) is the Senior Vice President, Chief Financial Officer, Secretary, Treasurer and a director of the Company and the President, the Chief Operating Officer, and a director of the Bank.  Mr. Davis has 35 years of commercial banking experience, all of which has been for financial institutions in the State of Illinois.

Prior to joining the Company, he served as senior vice president and cashier of Advance Bancorp, Inc. (now a part of Charter One Bank) from 1997 to 2003.  Previously, he served as Senior Vice President of Lending and senior vice president of operations for Independence Bank of Chicago and Drexel National Bank of Chicago (both now part of Shore Bank of Chicago) from 1987 to 1997.  As senior vice president of Advance Bancorp, Inc., Mr. Davis’s responsibilities included branch operations, regulatory supervision, data processing, consumer lending, credit administration, security, budgeting and data processing.  Prior to joining Advance Bancorp, Inc., Mr. Davis served as vice president of Corporate Services for Shore Bank of Chicago, from 1996 to 1997, where he was responsible for growing the asset base of the bank through middle-market services.  He joined Independence Bank and Drexel National Bank as senior vice president and supervised the growth of the bank’s loan portfolio with community lending and specialized services.  He also served as a non-voting member of the Board of Directors of Independence Bank from 1987 to 1996.  Since 2003, Mr. Davis has been involved with the Company and its efforts to organize or acquire a bank.

Item 6.  Executive Compensation.

 Summary Compensation Table

The following table summarizes the compensation earned during the years ended December 31, 2009 and December 31, 2008 by the persons who held the positions of “Principal Executive Officer” and “Principal Financial Officer” during 2009, and for the next most highly compensated Executive Officers (the Company’s “Named Executive Officers”) serving at December 31, 2009.  No other Executive Officer of the Company or the Bank earned and/or received total compensation in excess of $100,000 in 2009.

Summary Compensation Table
Name and Principal Position During 2009 Fiscal Year	Year	Salary ($)	Bonus	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
John L. Sorensen, Jr., President and Chief Executive Officer (Principal Executive Officer)	2009	157,750.00	—	—	—	—	—	6,000	(1)	163,750.00
	2008	118,312.50	—	—	—	—	—	5,000	(2)	123,312.50
Herman L. Davis, Senior Vice President and Chief Financial Officer (Principal Financial Officer)	2009	120,000.00	—	—	—	—	—	6,000	(3)	126,000.00
	2008	90,000.00	—	—	—	—	—	5,000	(4)	95,000.00
_______________
(1)	Consists of $1,000 of director fees and $5,000 automobile allowance.
(2)	Consists of $1,200 of director fees and $3,800 automobile allowance.
(3)	Consists of $1,000 of director fees and $5,000 automobile allowance.
(4)	Consists of $1,200 of director fees and $3,800 automobile allowance.

Mr. Sorensen and Mr. Davis are also eligible for the 401(k) match of up to 3 percent of their base salary.  There are no bonus plans or stock options of any kind available to the Named Executive Officers.

 Compensation Discussion and Analysis

 Introduction

The compensation of the Company’s named executive officers was determined by the Board of Directors.  The Company plans to form a Compensation Committee (the “Committee”) consisting of the following members of the Board of Directors:  William Winston, Belinda Whitfield and David Ramseur, which will be primarily responsible for reviewing the compensation of the Company’s Chief Executive Officer and President on an annual basis as well as setting the compensation and benefit policies and programs for the Company’s other executive officers.

 Executive Compensation Policies and Objectives

The Company’s compensation policies are designed to align the interests of the Company’s executives with those of the Company’s shareholders.  Through its policies, the Company seeks to improve profitability and long-term shareholder value by rewarding its executives based on criteria set for individual and corporate performance.  The compensation program and policies also are designed to aid in the attraction, motivation and retention of key personnel.  The Committee considers all elements of compensation when determining individual components of pay.  The Company strives to pay its executive officers a salary that is in line with competitive market levels.  In defining the competitive market, the Committee includes companies in the financial institutions industry with an average size and location comparable to the Company.

At present, we do not have employment agreements with any of our Named Executive Officers.

The Company has not established any equity or non-equity incentive plans for its named executive officers, although we may do so in the future.

The Company has not established any plans that provide for payments or other benefits at, following, or in connection with retirement of our named executive officers.

At the present time, the only element of compensation is the base salary, an automobile allowance, directors fees and a 3 percent 401(k) match.  In considering annual base salary increases, the Committee, in conjunction with the chief executive officer, reviews the performance of each of its senior executives individually.  In general, competitive trends of the industry and in the Company’s peer group will be followed.

 Director Compensation

Company and Bank directors each receive $100 per meeting for attendance at each Board of Directors meeting.  The Company intends to form committees of the Board of Directors, and additional fees may be established for service on such committees.  The following table sets forth the compensation paid by the Company and the Bank to each of the Company’s directors in 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William S. Winston	1,200	0	0	—	—	—	1,200
John L. Sorensen, Jr.	1,200	0	0	—	—	—	1,200
Herman L. Davis	1,200	0	0	—	—	—	1,200

Compensation Committee Interlocks and Insider Participation

As of the date hereof, the Company has not established a compensation committee of the Board of Directors.  The functions that would be performed by such committee are performed by our Board of Directors.

Mr. Sorensen and Mr. Davis participated in deliberations of the Company’s Board of Directors concerning executive officer compensation.

None of our executive officers has served as a director or as a member of the compensation committee of a company that employs any of our directors.

Item 7.  Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

The Company and the Bank have conducted, and expect to continue the practice of conducting, banking transactions in the ordinary course of business with their directors, executive officers, employees, and affiliates or family members of such persons, on substantially the same terms (including pricing, collateral requirements, interest rates and term length) as those then existing at the time and offered to unrelated parties.  Any loans made to this group of persons or entities comply with Regulation O as promulgated by the Federal Reserve Board, which includes limiting the aggregate amount that can be loaned to the Banks’ directors and officers.

Independence of Members of the Board of Directors

The Company has not previously registered shares under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Furthermore, the Company’s shares are not currently listed on any national securities exchange or other automated quotation system, nor is the Company applying for the initial listing of its securities on any such exchange or system in connection with the filing of this registration statement. The Company, therefore, is not presently governed by specific corporate governance guidelines or rules imposing independence requirements on the composition of the Board of Directors and its committees.

The Company’s Board of Directors currently intends in the future to evaluate the independence of its members according to the definition of “independence” as set forth in The Nasdaq Stock Market Marketplace Rules.

Item 8.  Legal Proceedings.

From time to time, we may be party to various legal actions arising in the normal course of business.  We believe that there is no proceeding threatened or pending against us or the Bank which, if determined adversely, would have a material adverse effect on the financial condition or results of our operations or those of the Bank.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a)           Market Information.  The Company’s common stock is not registered under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.  There is no established public trading market for the Company’s common stock.  No shares of common stock are subject to outstanding options or warrants, and there are no outstanding securities convertible into common stock of the Company.  As of March 1, 2010, a total of 689,749 shares of our common stock were eligible for resale under Rule 144 promulgated under the Securities Act of 1933, as amended, to the Company’s knowledge.

(b)           Holders.  As of March 1, 2010, the Company had 2,861 holders of record of its common stock.

(c)           Dividends.  The Company has not paid any dividends to date.  We have no plans at present to issue dividends to public holders of our common stock.

(d)           Securities Authorized for Issuance under Equity Compensation Plans.  Presently, the Company has no equity compensation plan in place for its employees.

Item 10.  Recent Sales of Unregistered Securities.

The Company offered and sold an aggregate of 689,749 shares of common stock pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), for intrastate offerings as provided in Section 3(a)(11) of the Securities Act and Rule 147 thereunder (the “Intrastate Exemption”), and accordingly such shares of common stock were presented to the Secretary of State of Illinois pursuant to the Illinois Securities Law of 1953, as amended.  Section 3(a)(11) provides, in pertinent part, that in order for an offering to qualify for this exemption, each investor must be a resident of the State of Illinois, and accordingly, only residents of the State of Illinois were eligible to participate in such offerings.

None of the offerings in reliance on the Intrastate Exemption involved underwriters or broker-dealers.  Therefore, no underwriting discounts or commission were paid, and the Company received the full gross proceeds of the offering.

Date	Purchaser	Price	No. of Shares	Proceeds
March 2004 through March 2008	Directors and executive management – 29,500 shares; Illinois residents – 680,853 shares	$10.00	650,853	$6,498,000
August 2008 through February 2009	Directors and executive management – 10,000 shares; Illinois residents – 38,896 shares	$10.00	38,896	$389,000

Item 11.  Description of Registrant’s Securities to be Registered.

The Company is authorized to issue 1,000,000 shares of common stock having a par value of $4.50 per share.  As of March 1, 2010, there were
689,749 shares of common stock issued and outstanding.  As of March 1, 2010, the Company had 2,861holders of record of its common stock.

Distributions.  We can pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. The holders of our common stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors out of funds legally available therefor.  We have no plans at present to issue dividends to public holders of our common stock.

Voting Rights.  Holders of our common stock possess exclusive voting rights in us. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors.

Liquidation.  In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of the Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all the assets of the Company available for distribution.

Preemptive Rights; Redemption.  Holders of our common stock are not entitled to preemptive rights with respect to any shares. The common stock is not subject to redemption.

Item 12.  Indemnification of Directors and Officers.

Our certificate of incorporation, as amended, provides for indemnification of the Company’s directors and officers up to the fullest extent authorized by applicable law.

Section 8.75 of the Illinois Business Corporation Act empowers Illinois corporations to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, so long as such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

For actions or suits by or in the right of the Company, no indemnification is permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Company, unless and only to the extent that the court in which the applicable action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

Any indemnification (unless ordered by a court) will be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct described above.  To the extent that a director, officer, employee or agent of the Company has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding described above or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.  Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or otherwise.  Section 8.75 also authorizes the Company to buy and maintain insurance on behalf of any director, officer, employee or agent of the Company, or a person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of the person’s status as such, whether or not the Company has the power to indemnify the person against such liability.

Item 13.  Financial Statements and Supplementary Data.

The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

(a)           The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1.

(b)           See the Exhibit Index below.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2010	COVENANT BANCSHARES, INC. By: /s/John L. Sorensen, Jr. John L. Sorensen, Jr. Chief Executive Officer
By: /s/Herman L. Davis Herman L. Davis Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of Covenant Bancshares, Inc.
3.2	Bylaws of Covenant Bancshares, Inc.
11.1	Statement re Computation of Per Share Earnings
21.1	Subsidiaries of the Company
23.1	Consent of McGladrey & Pullen, LLP
23.2	Consent of Wolf & Company LLP

37

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
Covenant Bancshares, Inc. and Subsidiary
Forest Park, Illinois

We have audited the consolidated balance sheet of Covenant Bancshares, Inc. and Subsidiary as of December 31, 2008, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the period from inception (March 12, 2008) to December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Covenant Bancshares, Inc. and Subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the period from inception (March 12, 2008) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/McGladrey & Pullen, LLP
Schaumburg, Illinois March 3, 2010

COVENANT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

December 31, 2008
(in thousands except share data)
Assets
Cash and due from banks	$1,708
Federal funds sold	4,319
Interest-bearing deposits in banks	803
Securities held to maturity (fair value approximates $6,263)	6,168
Federal Home Loan Bank Stock, at cost	120
Loans, net of allowance for loan losses of $467	39,041
Premises and equipment, net	3,079
Goodwill	1,186
Other intangibles, net	409
Accrued interest receivable and other assets	396
Total assets	$57,229
Liabilities and Stockholders’ Equity
Liabilities:
Deposits
Noninterest-bearing	$4,443
Interest-bearing	46,940
Total deposits	51,383
Accrued interest payable and other liabilities	507
Total liabilities	$51,890
Commitments, Contingencies and Credit Risk (See Note 12)
Stockholders’ equity:
Common stock, $4.50 par value; 1,000,000 shares authorized; 650,853 shares issued and outstanding	2,929
Additional paid-in capital	3,571
Accumulated deficit	(1,161)
Total stockholders’ equity	5,339
Total liabilities and stockholders’ equity	$57,229

See Notes to Consolidated Financial Statements.

COVENANT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

Period from Inception (March 12, 2008) to December 31, 2008
(in thousands)
Interest and dividend income:
Loans, including fees	$826
Securities	207
Federal funds sold and other	613
Total interest and dividend income	1,646
Interest expense:
Deposits	401
Borrowings	29
Total interest expense	430
Net interest income	1,216
Provision for loan losses	347
Net interest income after provision for loan losses	869
Noninterest income:
Service charges on deposit accounts	190
Other	83
273
Noninterest expenses:
Salaries and employee benefits	1,004
Occupancy and equipment expense	534
Data processing	267
Professional fees	112
Other intangibles amortization	53
Other	333
2,303
Net loss before income taxes	(1,161)
Income tax expense	—
Net loss	$(1,161)

See Notes to Consolidated Financial Statements.

COVENANT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Period from Inception (March 12, 2008) to December 31, 2008
	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
	(in thousands except share data)
Issuance of 650,853 shares of common stock, net of issuance costs of $8	650,853	$2,929	$3,571	$—	$6,500
Comprehensive loss, net loss	—	—	—	(1,161)	(1,161)
Balance, December 31, 2008	650,853	$2,929	$3,571	$(1,161)	$5,339

See Notes to Consolidated Financial Statements.

COVENANT BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from Inception (March 12, 2008) to December 31, 2008
(in thousands)
Cash Flows From Operating Activities
Net loss	$(1,161)
Adjustments to reconcile net loss to net cash provided by operating activities:
Net amortization of securities	(10)
Provision for loan losses	347
Amortization of other intangibles	53
Depreciation and amortization of premises and equipment	255
Decrease in accrued interest receivable and other assets	778
Increase in accrued interest payable and other liabilities	347
Net cash provided by operating activities	609
Cash Flows From Investing Activities
Net decrease in federal funds sold	937
Net decrease in interest-bearing deposits in banks	496
Purchases of securities held to maturity	(8,129)
Proceeds from maturities, prepayments and calls of securities held to maturity	8,204
Purchase of Federal Home Loan Bank Stock	(120)
Net increase in loans	(25,297)
Purchase of premises and equipment	(352)
Net cash paid for bank acquisition	(1,336)
Net cash (used in) investing activities	(25,596)
Cash Flows From Financing Activities
Net increase in deposits	22,195
Repayment of other borrowings	(2,000)
Proceeds from issuance of common stock	6,500
Net cash provided by financing activities	26,695
Net change in cash and due from banks	1,708
Cash and due from banks:
Beginning	—
Ending	$1,708
Acquisition of Community Bank of Lawndale:
Assets acquired:
Cash and due from banks	$1,556
Federal funds sold	5,256
Interest-bearing deposits in banks	1,299
Securities held to maturity	6,233
Loans, net of allowance for loan losses of $125	14,091
Premises and equipment, net	2,982
Accrued interest receivable and other assets	1,174
Total assets acquired	$32,591

Period from Inception (March 12, 2008) to December 31, 2008
(in thousands)
Liabilities assumed:
Deposits	$29,188
Borrowings	2,000
Accrued interest payable and other liabilities	159
Total liabilities assumed	$31,347
Net assets acquired	$1,244
Cash paid for bank acquisition	$2,892
Supplemental Disclosures of Cash Flow Information
Cash payments for
Interest	$352
Income taxes	—

See Notes to Consolidated Financial Statements.

COVENANT BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Principles of consolidation:  The consolidated financial statements include the accounts of Covenant Bancshares, Inc. (the “Company”) and its wholly-owned subsidiary, Covenant Bank (the “Bank”).  All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of operations:  The Company provides a variety of financial and other banking services to individuals and small businesses through its offices in Illinois.  The Company is subject to competition from other financial institutions and non-financial institutions providing financial products and services.  The Company is also subject to the regulations of certain regulatory agencies and undergoes periodic examinations by those regulatory agencies.

The Company has included approximately $439,000 of interest income recognized on the initial capital contribution prior to the acquisition of the Bank, as interest income in the accompanying consolidated statement of operations.

Use of estimates:  In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Presentation of cash flows:  For purposes of the consolidated statement of cash flows, cash and due from banks include cash on hand and balances due from banks.  Cash flows from loans originated by the Company and deposits are reported net.

Interest-bearing deposits in banks:  Interest-bearing deposits in banks mature within one year and are carried at cost.

Securities:  All securities are classified as held to maturity as the Company intends to hold the securities to maturity and are recorded at amortized cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.  Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Declines in the fair value of held-to-maturity securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.  In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank Stock:  The Bank, as a member of the Federal Home Loan Bank of Chicago (the “FHLB”), is required to maintain an investment in capital stock of the FHLB.  The stock does not have a readily determinable fair value as ownership is restricted and it lacks a ready market.  As a result, this stock is carried at cost and evaluated periodically for impairment.  Currently, the FHLB is prohibited from making any stock repurchases or redemptions, including redemptions upon membership withdrawal or termination, without approval of the Finance Board’s Office of Supervision.  The FHLB has also ceased payment of dividends on the outstanding common stock.

Loans:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining the impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis by either the fair value of collateral if the loan is collateral dependent, the present value of expected future cash flows discounted at the loan’s effective interest rate, or the loan’s obtainable market price.

Residential real estate and consumer loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

The accrual of interest is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection.  Past due status is based on contractual terms of the loan.  In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Accounting for certain loans or debt securities acquired in a transfer:  Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans.  SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan.  Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life.  Decreases in expected cash flows are recognized as impairments.

Allowance for loan losses:  The allowance for loan losses is established as losses through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

Management periodically evaluates the loan portfolio in order to establish an adequate allowance for loan losses (the Allowance) to absorb estimated losses that are probable.  This evaluation includes specific loss estimates on certain individually reviewed loans where it is probable that the Company will be unable to collect all of the amounts due (principal and interest) according to the contractual terms of the loan agreement.  Also included are the loss estimates that reflect the current credit environment and that are not otherwise captured in the historical loss rates.  These include the quality and concentration characteristics of the various loan portfolios, adverse situations that may effect a borrower’s ability to repay and current economic and industry conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to recognize adjustments to its allowance based on their judgments of information available to them at the time of their examinations.

Transfers of financial assets:  Transfers of financial assets are accounted for as sales when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment:  Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed over the assets’ useful lives using the straight-line method.

Goodwill:  Goodwill represents the excess of cost over fair value of net assets acquired which arose in the acquisition of Community Bank of Lawndale during March 2008.  Goodwill is not amortized but is tested at least annually for impairment.

Other intangibles:  Other intangible assets consist of core deposit intangibles obtained in the acquisition of Community Bank of Lawndale during March 2008.  Core deposit intangibles (the portion of an acquisition purchase price which represents value assigned to the existing deposit base) have finite lives and are amortized over seven years.

Income taxes:  Deferred taxes are provided using the liability method.  Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Fair value measurements:  The Company uses Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, to define fair value and establish a framework for measuring fair value and disclose fair value measurements.  In accordance with Financial Accounting Standards Board Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities such as goodwill, other intangibles, real estate owned, and repossessed assets until January 1, 2009.  SFAS 157 applies to all assets and liabilities that are measured and reported on a fair value basis.  See Note 14 for additional information.

Recent accounting pronouncements:  In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes.  FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return.  If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of accumulated deficit.  Additional disclosures about the amounts of such liabilities will be required also.  In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008.  The Company will be required to adopt FIN 48 in its 2009 annual consolidated financial statements.  The Company does not expect that the adoption of this Statement will have a material impact on its consolidated financial position, results of operations or cash flows.

Note 2.  Business Combinations

On March 12, 2008, the Company acquired all of the outstanding common stock of Community Bank of Lawndale, a $34 million bank headquartered in Chicago, Illinois, which was funded through the issuance of common stock.  The transaction has been accounted for as a purchase and the results of operations since the acquisition date have been included in the consolidated financial statements.  The purchase price of $2,892,000 was allocated based upon the fair value of the assets acquired and liabilities assumed.  The excess of the total acquisition cost over the fair value of the net tangible assets acquired has been allocated to core deposit intangible with the remaining residual recorded as goodwill.

Subsequent to the acquisition, the name of the Bank was changed to Covenant Bank.

Note 3.  Cash and Due from Banks

The Bank is required to maintain balances on hand with the Federal Reserve Bank of Chicago.  At December 31, 2008, these balances amounted to approximately $50,000.

The nature of the Bank’s business requires that it maintain amounts due from banks, federal funds sold and interest-bearing deposits in banks which, at times, may exceed federally insured limits.  Management monitors these correspondent relationships and the Bank has not experienced any losses in such accounts.

Note 4.  Securities Held to Maturity

The amortized cost and fair value of securities held to maturity, with gross unrealized gains and losses, follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008
U.S. Treasury	$297	$2	$—	$299
Government sponsored agencies	4,384	76	—	4,460
Mortgage-backed	1,487	17	—	1,504
Total securities held to maturity	$6,168	$95	$—	$6,263

Securities with a fair value of $4,700,000 at December 31, 2008, were pledged as collateral on public funds and for other purposes as required or permitted by law.

The amortized cost and fair value of debt securities held to maturity as of December 31, 2008, by contractual maturity are shown below (in thousands).  Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying securities may be called or repaid without any penalties.

	Amortized Cost	Fair Value
Due in one year or less	$995	$1,004
Due after one year through five years	—	—
Due five years through ten years	1,704	1,739
Due after ten years	1,982	2,016
Mortgage-backed	1,487	1,504
	$6,168	$6,263

There were no securities with material unrealized losses existing longer than 12 months, and no securities with unrealized losses which management believes are other than temporarily impaired at December 31, 2008.

There were no gross realized gains or losses on the sales of securities during the period from inception (March 12, 2008) to December 31, 2008.

Note 5.  Loans

A summary of the balances of loans at December 31, 2008, follows (in thousands):

Commercial and Industrial	$1,917
Construction	2
Real Estate
1-4 Family	13,014
Multi-family	17,267
Commercial	6,767
Consumer and other	523
39,490
Net deferred loan costs	18
Allowance for loan losses	(467)
$39,041

An analysis of the allowance for loan losses for the period from inception (March 12, 2008) to December 31, 2008, is as follows (in thousands):

Balance, beginning	$—
Allowance from acquisition	125
Provision for loan losses	347
Loans charged-off	(6)
Recoveries of loans previously charged-off	1
Balance, ending	$467

The following is a summary of information pertaining to impaired loans as of December 31, 2008 (in thousands):

Impaired loans for which an allowance has been provided	$393
Impaired loans for which no valuation allowance has been provided	296
Total impaired loans	$689
Allowance related to impaired loans	$55

For the period from inception (March 12, 2008) to December 31, 2008
Average investment in impaired loans	$332
Interest income recognized on impaired loans	8
Interest income recognized on a cash basis on impaired loans	8

The following table summarizes the amounts of nonperforming loans as of December 31, 2008 (in thousands):

Non-accruing loans	$689
Loans 90 days or more past due, still accruing interest	—
$689

Executive officers, directors and principal shareholders of the Company, including their families and companies of which they are principal owners, are considered to be related parties.  There were no loans or commitments to lend to related parties as of December 31, 2008.

Note 6.  Accounting for Certain Loans Acquired in a Transfer

The Company acquired loans as part of the acquisition of Community Bank of Lawndale.  At acquisition, the transferred loans evidenced deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected.

Loans purchased with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired.  Evidence of credit quality deterioration as of the purchase date may include information such as past due and nonaccrual status, borrower credit scores and recent loan to value percentages.  Purchased credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loan.  Accordingly, an allowance for credit losses related to these loans is not carried over and recorded at the acquisition date.  Management estimated the cash flows expected to be collected at acquisition.

The carrying amount of those loans which is included in “Loans” on the December 31, 2008, consolidated balance sheet are summarized as follows (in thousands):

Commercial	$630
Consumer	60
Outstanding balance	$690

Cash flows that are expected to be collected equal the carrying amount of these loans and as a result there is no accretable yield at December 31, 2008.

Note 7.  Premises and Equipment

Premises and equipment at December 31, 2008, are summarized as follows (in thousands):

Land	$390
Building and building improvements	2,022
Furniture and equipment	922
3,334
Less: accumulated depreciation	255
$3,079

Depreciation and amortization expense for the period ended from inception (March 12, 2008) to December 31, 2008, amounted to $255,000.

The Company became subject to a lease on March 12, 2008, for a banking facility previously leased by the acquired bank.  The lease terms are for monthly payments including rent totaling $5,893 and common area maintenance.  This lease will expire in January 2013 and has an option to extend the term for an additional three years.  The monthly rent payments increase 3 percent annually every February.

The future minimum annual rent commitments for this lease is as follows (in thousands):

2009	$64
2010	65
2011	67
2012	69
$265

Note 8.  Other Intangibles

The Company has other intangible assets that had, as of December 31, 2008, a remaining amortization period of approximately 6.3 years.  The following presents the estimated amortization expense of other intangibles as of December 31, 2008 (in thousands):

2009	$66
2010	66
2011	66
2012	66
2013	66
Thereafter	79
$409

Note 9.  Deposits

The composition of interest-bearing deposits at December 31, 2008, is as follows (in thousands):

NOW and money market accounts	$4,583
Savings	8,061
Time deposit certificates, $100,000 or more	4,947
Other time deposit certificates	29,349
$46,940

The Company had approximately $23,000,000 in brokered deposits as of December 31, 2008, which are included in other time deposit certificates.

At December 31, 2008, maturities of certificates of deposit are summarized as follows (in thousands):

2009	$27,876
2010	6,248
2011	169
2012	3
$34,296

Note 10.  Income Taxes.

There were no income taxes for the period from inception (March 12, 2008) to December 31, 2008.  The table below presents a reconciliation of the amount of income taxes determined by applying the U.S. federal income tax rate to pretax loss for the period from inception (March 12, 2008) to December 31, 2008 (in thousands):

Federal income tax benefit at statutory rate	$(406)
Increase (decrease) due to:
Valuation allowance	450
State income tax, net of federal benefit	(56)
Income taxed at lower rate	12
$—

Deferred tax assets and liabilities consist of the following at December 31, 2008 (in thousands):

Deferred tax assets:
Prepaid expenses	$2
Other	5
Net operating loss carryforward of the Company	478
Net operating loss carryforward of acquired bank	3,159
3,644
Deferred tax liabilities:
Allowance for loan losses	(3)
Amortization of intangibles	(13)
Depreciation	(19)
3,609

Valuation allowance	(3,609)
Net deferred tax	$—

The Company has a net operating loss carryforward of approximately $9,369,000 and can be used to offset future regular corporate federal income tax.  $8,137,000 of this net operating loss carryforward expires in 2023 and is limited to $225,000 per year.  $1,232,000 of this net operating loss carryforward expires in 2028.

Note 11.  Benefit Plan

The Company has a 401(k) plan that covers substantially all employees.  Participants can make tax-deferred contributions.  The Company matches contributions equal to 50 percent of each participant’s contribution up to 6 percent of wages.  Plan contribution expense was $13,000 for the period from inception (March 12, 2008) to December 31, 2008.

Note 12.  Commitments, Contingencies and Credit Risk

Credit related financial instruments:  The Company is party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and standby letters of credit.  Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments.  The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

A summary of the Company’s commitments at December 31, 2008, is as follows (in thousands):

Commitments to extend credit	$2,603
Standby letters of credit	28
$2,631

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if deemed necessary by the Company, is based on management’s credit evaluation of the party.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Company holds collateral, which may include accounts receivable, inventory, property and equipment, income producing properties, supporting those commitments if deemed necessary.  In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment.  The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the summary above.  If the commitment were funded, the Company would be entitled to seek recovery from the customer.  At December 31, 2008, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.

Contingencies:  In the normal course of business, the Company is involved in various legal proceedings.  In the opinion of management, any liability resulting from pending proceedings would not be expected to have a material adverse effect on the Company’s financial statements.

Concentrations of credit risk:  In addition to financial instruments with off-balance-sheet risk, the Company, to a certain extent, is exposed to varying risks associated with concentrations of credit.  Concentrations of credit risk generally exist if a number of borrowers are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by economic or other conditions.

The Company conducts substantially all of its lending activities in Cook County and the surrounding communities.  Loans granted to businesses are primarily secured by business assets, investment real estate, owner-occupied real estate or personal assets of commercial borrowers.  Loans to individuals are primarily secured by personal residences or other personal assets.  Since the Company’s borrowers and its loan collateral have geographic concentration in its primary market area, the Company could have exposure to declines in the local economy and real estate market.  However, management believes that the diversity of its customer base and local economy, its knowledge of the local market, and its proximity to customers limits the risk of exposure to adverse economic conditions.

Note 13.                      Dividend Restrictions and Regulatory Capital Requirements

Provisions of the Illinois banking laws place restrictions upon the amount of dividends that can be paid.  The availability of dividends may be further limited because of the need to maintain capital ratios satisfactory to applicable regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2008, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notifications from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s capital amounts and ratios are presented in the following table (dollar amounts in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008
Total Capital (to risk-weighted assets)	$4,238	10.02%	$3,382	8.00%	$4,227	10.00%
Tier I Capital (to risk-weighted assets)	3,771	8.92%	1,691	4.00%	2,536	6.00%
Tier I Capital (to average assets)	3,771	8.84%	1,707	4.00%	2,133	5.00%

During 2008, the Emergency Economic Stabilization Act of 2008 was passed which included the Troubled Asset Relief Program (TARP).  This program allows the United States Department of the Treasury to purchase or insure a set amount of “troubled” assets as necessary to promote financial market stability.  The TARP included the Capital Purchase Program (CPP).  The CPP allows the United States Department of the Treasury to purchase

Subordinated Debentures from qualifying banks and bank holding companies subject to certain limits.  The Bank did not apply for funds under this program.

Note 14.  Fair Value of Financial Instruments

The Company uses the provisions of SFAS 157, Fair Value Measurements, for assets and liabilities measured and reported at fair value.  SFAS 157 defines fair value, establishes a framework for measuring fair value and disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach.  Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The fair value hierarchy is as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

There were no assets or liabilities measured at fair value on a recurring basis.

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with generally accepted accounting principles.  These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.

Impaired loans:  Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value.  Fair value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy.  Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable and is determined based on appraisals by qualified licensed appraisers hired by the Company.  Appraised and reported values may be discounted based on management’s historical knowledge, changes in market conditions from the time of valuation, and/or management’s expertise and knowledge of the client and client’s business.  At December 31, 2008, there were $689,000 in impaired loans valued at $634,000 using Level 3 inputs.

Wolf & Company LLP
Certified Public Accountants

INDEPENDENT AUDITOR’S REPORT

The Board of Directors
Community Bank of Lawndale

We have audited the accompanying balance sheets of COMMUNITY BANK OF LAWNDALE as of December 31, 2007 and 2006, and the related statements of operations and changes in retained earnings (deficit), and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Bank of Lawndale as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Wolf & Company LLP
Oak Brook, Illinois April 4, 2008

COMMUNITY BANK OF LAWNDALE
BALANCE SHEETS

ASSETS

	December 31,
	2007	2006
Cash and cash equivalents:
Cash and amounts due from depository institutions	$2,476,781	$3,655,359
Federal funds sold	1,702,000	1,002,000
	4,178,781	4,657,359
Securities:
Held to maturity	9,546,107	9,652,089
Federal Home Loan Bank stock	119,651	119,651
Securities to be held to maturity	9,665,758	9,771,740
Loans:
Commercial and industrial	4,924,194	9,394,558
Real estate mortgage	8,773,324	9,141,878
Installment loans	215,599	317,241
Non-accrual loans	1,842,885	2,690,288
Overdrafts	80,240	89,550
	15,836,242	21,633,515
Less reserve for possible loan losses	484,712	457,008
	15,351,530	21,176,507
Property and equipment:
Land	1,000,000	—
Building and improvements	1,337,180	—
Leasehold improvements	338,671	674,861
Furniture and equipment	1,013,685	1,011,942
Computer equipment and software	919,193	918,005
Art collection	23,095	23,095
	4,631,824	2,627,903
Less accumulated depreciation	835,338	620,066
	3,796,486	2,007,837
Other real estate owned	800,000	—
Other assets:
Accrued interest receivable	225,911	209,978
Prepaid expenses	216,214	399,000
Other assets	2,650	5,169
	444,775	614,147
	$34,237,330	$38,227,590

See accompanying notes and independent auditor’s report.

LIABILITIES AND SHAREHOLDER’S EQUITY

	December 31,
	2007	2006
Liabilities:
Deposits:
Non-interest bearing deposits	$5,612,304	$8,369,729
Interest bearing deposits	18,441,801	19,400,533
Time deposits $100,000 and over	5,629,542	6,223,073
	29,683,647	33,993,335
Other liabilities:
Accrued interest payable	71,919	65,663
Other liabilities	64,528	29,440
	136,447	95,103
Notes payable	2,000,000	1,000,000
Total liabilities	31,820,094	35,088,438
Shareholder’s equity:
Common stock, no par value; 143,189 shares authorized, 1,000 shares issued and outstanding	1,338,030	1,338,030
Surplus	3,070,632	3,070,632
Retained earnings (deficit)	(1,991,426)	(1,269,510)
Total shareholder’s equity	2,417,236	3,139,152
	$34,237,330	$38,227,590

COMMUNITY BANK OF LAWNDALE

STATEMENTS OF OPERATIONS AND CHANGES
IN RETAINED EARNINGS (DEFICIT)

	For the Years Ended December 31,
	2007	2006
Interest income:
Interest and fees on loans	$1,328,058	$1,253,612
Interest on investment securities	435,369	458,854
Interest bearing deposits	56,877	99,266
Interest on federal funds sold	84,411	88,328
Total interest income	1,904,715	1,900,060
Interest expense:
Interest on deposits	571,261	458,906
Interest on borrowed funds	73,214	51,238
Total interest expense	644,475	510,144
Net interest income	1,260,240	1,389,916
Recoveries from loan losses	—	17,845
Net interest income after recoveries from loan losses	1,260,240	1,407,761
Other operating income:
Service charges and other fees	351,189	373,708
Other income	500,000	500,007
	851,189	873,715
Other operating expenses:
Salaries and employee benefits	865,949	899,751
Occupancy expenses	406,718	276,540
Furniture and equipment expenses	272,970	318,983
Other operating expenses	1,287,708	1,132,149
	2,833,345	2,627,423
Net loss	(721,916)	(345,947)
Retained earnings (deficit):
Beginning of year	(1,269,510)	(923,563)
End of year	$(1,991,426)	$(1,269,510)

See accompanying notes and independent auditor’s report.

COMMUNITY BANK OF LAWNDALE

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2007	2006
Cash flows from operating activities:
Net loss	$(721,916)	$(345,947)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	215,272	208,452
Net amortization of premiums and discounts	876	—
Loss on sale of foreclosed assets	—	17,845
Recoveries from loan losses	—	(17,845)
(Increase) decrease in assets:
Accrued interest receivable	(15,933)	(34,314)
Prepaid and other assets	185,305	(91,573)
Increase (decrease) in liabilities:
Accrued interest payable	6,256	20,113
Other liabilities	35,088	(52,597)
	426,864	50,081
Net cash used in operating activities	(295,052)	(295,866)
Cash flows from investing activities:
Proceeds from calls and maturities of investment securities	1,610,606	765,623
Purchases of investment securities	(1,505,500)	—
Net (increase) decrease in loans	5,024,977	(771,082)
Acquisition of property and equipment	(2,003,921)	(8,111)
Proceeds from sale of foreclosed assets	—	226,670
Net cash provided by investing activities	3,126,162	213,100
Cash flows from financing activities:
Decrease in deposits from customers – net	(4,309,688)	(1,237,220)
Proceeds from note payable	1,000,000	1,000,000
Net cash used in financing activities	(3,309,688)	(237,220)
Net decrease in cash and cash equivalents	(478,578)	(319,986)
Cash and cash equivalents:
Beginning of year	4,657,359	4,977,345
End of year	$4,178,781	$4,657,359
Supplemental disclosures of cash flow information:
Cash payments for interest	$638,219	$490,031
Supplemental schedule of noncash investing and financing activities:
Transfer from loans to other real estate owned	800,000	—

See accompanying notes and independent auditor’s report.

COMMUNITY BANK OF LAWNDALE
NOTES TO FINANCIAL STATEMENTS

1.           Summary of Significant Accounting Policies.  The following is a summary of the significant accounting and reporting policies followed by Community Bank of Lawndale (the Bank).  The Bank is a wholly-owned subsidiary of IBC Bancorp, Inc. (IBC).

Nature of Operations — The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in northern Illinois.  The Bank operates under a state bank charter and provides full banking services.  As a state bank, the Bank is subject to regulation by the State of Illinois Office of Banks and Real Estate and the Federal Deposit Insurance Corporation.

Basis of Presentation — The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry.

Cash and Cash Equivalents — Cash and cash equivalents include amounts due from depository banks and federal funds sold.  Generally, federal funds sold are purchased and sold for one-day periods.  Net cash flows are reported for customer loan and deposit transactions and interest-bearing deposits in other financial institutions.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions.  In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets.  Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions.  In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans.  Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination.  Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term.  However, the amount of the change that is reasonably possible cannot be estimated.

Securities — Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” requires that debt and equity securities be classified into one of three reporting categories and accounted for as follows:  (1) held to maturity securities reported at amortized cost, (2) trading securities reported at fair value with unrealized gains and losses included in earnings, and (3) available-for-sale securities reported at fair value with unrealized gains and losses reported as an increase or decrease in other comprehensive income.

Securities held to maturity are securities that the Bank has the intent and ability to hold to maturity and are carried at cost adjusted for amortization of premium and accretion of discount, generally computed using the interest method.

Securities available-for-sale are securities that are intended to be held for indefinite periods of time, but which may not be held to maturity.  These securities may be used as a part of the Bank’s asset/liability management strategy and may be sold in response to changes in interest rates, deterioration of issuer’s creditworthiness, or due to a desire to increase capital or liquidity.

The Bank has classified its entire securities portfolio as held to maturity.

Realized securities gains and losses are determined on a specific identification basis and are reported in the statements of operations as securities gains and losses.

Investment in FHLB Stock — The stock is carried at amortized cost as no market exists for the stock.

Loans — Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.  Interest on loans is included in income based on principal balance outstanding using the interest method.

Unearned discounts on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method.  Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection.  Other personal loans are typically charged off no later than 180 days past due.  In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses — The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio.  The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio.

Allowances for impaired loans are generally determined based on collateral value or the present value of estimated cash flows.  Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term.  However, the amount of the change that is reasonably possible cannot be estimated.  The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries.  Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.  Past due status is determined based on contractual terms.

Property and Equipment — The value of the property and equipment was appraised and adjusted to its fair market value upon the Bank’s acquisition by IBC in November 2003.  All subsequent acquisitions of property and equipment are recorded at cost.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets.  Long-lived assets are periodically reviewed for impairment.  Maintenance, repairs and betterments not expected to extend the useful lives of assets are charged to expense as incurred.

Property and equipment is depreciated based upon the following useful lives:

Building and improvements	40 years
Leasehold improvements	15 to 40 years
Furniture and equipment	5 to 15 years
Computer equipment and software	5 to 10 years

Depreciation charged to operations amounted to $215,272 and $208,452 in 2007 and 2006, respectively.

Other Property Owned — Property acquired in satisfaction of debts or through foreclosure is valued at the lower of fair value or the recorded investment in the related loan.  At foreclosure, if the fair value of the property acquired is less than the recorded investment in the related loan, a write down is recognized by a charge to the allowance for possible loan losses.  The cost of carrying the assets subsequent to foreclosure and any decrease in the market value occurring after that date are treated as charges to operations in the year incurred.  When the property is not in a condition for use or sale at the time of foreclosure, completion and holding costs necessary to bring it into such a state are capitalized, provided that such costs do not in aggregate exceed the lower of fair value or the recorded investment in the related loan.

2.           Investment Securities — Held to Maturity.  The amortized cost of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007:
U.S. Government agencies	$7,709,625	$10,385	$910	$7,719,100
Certificates of deposit	1,287,000	—	—	1,287,000
Collateralized mortgage obligations	549,109	—	25,504	523,605
Mortgage backed securities	373	—	—	373
	$9,546,107	$10,385	$26,414	$9,530,078
December 31, 2006:
U.S. Government agencies	$7,700,000	$—	$132,211	$7,567,789
Certificates of deposit	1,188,999	—	—	1,188,999
Collateralized mortgage obligations	762,494	—	28,393	734,101
Mortgage backed securities	596	—	—	596
	$9,652,089	$—	$160,604	$9,491,485

There were no sales of securities during 2007 and 2006.

At December 31, 2007 and 2006, securities with a carrying value of $6,810,000 and $6,800,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized costs and fair value of these securities held to maturity, as of December 31, 2007, by contractual maturity are as follows:

	Amortized Cost	Fair Value
Due in one year or less	$792,000	$792,000
Due after one year through five years	4,204,625	4,213,470
Due after five years through ten years	3,000,000	3,000,000
Due after ten years	1,000,000	1,000,630
CMO’s and mortgage backed securities	549,482	523,978
	$9,546,107	$9,530,078

Securities with unrealized losses as of December 31, 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are presented in the following tables:

	Less than 12 Months		Greater than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2007:
U.S. Government agencies	$—	$—	$699,090	$910	$699,090	$910
Collateralized mortgage obligations	—	—	523,605	25,504	523,605	25,504
	$—	$—	$1,222,695	$26,414	$1,222,695	$26,414
December 31, 2006:
U.S. Government agencies	$—	$—	$7,567,789	$132,211	$7,567,789	$132,211
Collateralized mortgage obligations	—	—	734,101	28,393	734,101	28,393
	$—	$—	$8,301,890	$160,604	$8,301,890	$160,604

Since the amounts of unrealized losses at December 31, 2007 and 2006 are due to changes in interest rates and the duration of impairment is relatively short, these impairments are considered temporary.

3.           Loans.  There were no loans to directors, executive officers and principal shareholders of common stock of the Bank, including entities in which such individuals may have beneficial ownership as of December 31, 2007 and 2006.

Impaired loan information is as follows:

	2007	2006
Impaired loans for which an allowance has been provided	$805,817	$1,582,007
Impaired loans for which an allowance has not been provided	1,037,068	1,271,580
Total impaired loans	$1,842,885	$2,853,587
Valuation allowance related to impaired loans	$98,807	$200,640

The following is a summary of the changes in the allowance for loan losses:

	2007	2006
Balance at beginning of year	$457,008	$507,566
Recoveries from loan losses	—	(17,845)
Recoveries on loans	34,015	14,340
Loans charged off	(6,311)	(47,053)
Balance at end of year	$484,712	$457,008

4.           Deposits.  Deposit account balances at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Demand deposits, non-interest bearing	$5,612,304	$8,369,729
NOW and money market accounts	4,348,635	5,551,187
Savings deposits	8,596,283	9,527,653
Time, less than $100,000	5,496,883	4,321,693
Time, $100,000 and over	5,629,542	6,223,073
	$29,683,647	$33,993,335

At December 31, 2007, the scheduled maturities of time deposits are as follows:

Due in three months or less	$4,999,672
Due after three months through one year	5,316,211
Due after one year through three years	806,772
Due after three years	3,770
$11,126,425

5.           Notes Payable.  At December 31, 2007 and 2006, the Bank had notes with Federal Home Loan Bank of Chicago totaling $2,000,000 and $1,000,000, respectively, secured by certain qualified real estate loans and investment securities of the Bank.  All of the notes mature within 30 days of issuance and accrue interest at 3.77 percent at December 31, 2007 and 5.43 percent at December 31, 2006.

6.           Income Taxes.  Although the Bank is a subsidiary of IBC, it files a separate income tax return as a “C” Corporation.  The Bank has operating loss carryovers for income tax purposes of approximately $8,138,000 which expire from 2018 to 2027.  A valuation allowance offsets all deferred tax benefits arising from the loss carryover.

7.           Related Party Transactions.  The Bank paid $485,000 in 2007 and $412,000 in 2006 to subsidiaries of IBC for various services including data processing, finance, bookkeeping and loan operation.

8.           Commitments and Contingencies.  In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying financial statements.  The commitments and contingent liabilities include various guarantees, commitments to extend credit and standby letters of credit.  At December 31, 2007 and 2006, total commitments to extend credit including standby letters of credit and guarantees aggregated approximately $835,000 and $1,061,000, respectively.  In order to control the credit risk associated with these instruments, the Bank subjects such activities to the same credit quality and monitoring controls as its lending activities.  The Bank does not anticipate any material losses as a result of these commitments and contingent liabilities.

The Bank is subject to pending and threatened legal action arising from normal business activities.  Management, based upon opinions of legal counsel, believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Bank’s financial position.

The Bank is also obligated under a ten year, triple net operating lease for its branch operation space expiring in February 2010 with two options to extend the lease for additional ten year periods.  However, the Landlord has an option to cancel the lease upon notice to the Bank.  Under the terms of this lease, the Bank is responsible for the real estate taxes, insurance, and maintenance expenses.  Rent expense under this lease included in operating expenses was approximately $60,000 and $53,000 for 2007 and 2006, respectively.

The projected minimum rentals under the terms of the lease at December 31, 2007, are as follows:

Year Ending December 31,	Amount
2008	$60,000
2009	60,000
2010	10,000

9.           Concentrations of Credit Risk.  The Bank makes commercial, consumer and residential loans to its customers throughout northern Illinois.  The majority of the loans made are secured by specific collateral.  Collateral held varies but may include deposits held in financial institutions; U.S. treasury securities; other marketable securities; income-producing commercial properties; accounts receivable; and property, plant and equipment.

10.           Interest Rate Risk.  The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations.  As a result, fair values of the Bank’s financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank.

Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk.  However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment.  Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.  Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank’s overall interest rate risk.

11.           Regulatory Capital Requirements.  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  These capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following tables) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes that the Bank met all capital adequacy requirements to which it is subject as of December 31, 2007 and 2006.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage amounts and ratios as set forth in the following table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are presented in the following table.

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under the Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:
Total Capital (to Risk-Weighted Assets)	$2,689,000	12.5%	$1,723,000	8.0%	$2,154,000	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	2,417,000	11.2%	862,000	4.0%	1,292,000	6.0%
Tier 1 Capital (to Average Assets)	2,417,000	6.9%	1,398,000	4.0%	1,748,000	5.0%

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under the Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital (to Risk-Weighted Assets)	$3,452,000	13.9%	$1,994,000	8.0%	$2,493,000	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	3,139,000	12.6%	997,000	4.0%	1,496,000	6.0%
Tier 1 Capital (to Average Assets)	3,139,000	8.6%	1,459,000	4.0%	1,823,000	5.0%

12.           Regulatory Enforcement Matters.  In November 2006, the Illinois Department of Financial and Professional Regulation and Federal Deposit Insurance Corporation issued a Memorandum of Understanding (MOU).  The MOU includes a list of provisions relating to loan quality, monitoring, the allowance for loan losses, strategic plan, and capital requirements which shall be binding upon the Bank and remains effective and enforceable except to the extent that, and until such time as, any provisions of this Order shall have been modified, terminated, suspended, or set aside by the Commissioner and the Regional Director.

13.           Subsequent Event.  On August 9, 2007, IBC entered into a Stock Purchase Agreement with Covenant Bancshares, Inc. which has been subsequently amended twice.  Under the terms of the agreement, IBC will sell all of the outstanding shares of the Bank for $3,500,000.

The transaction is subject to certain regulatory approval.  Required approvals were obtained and the transaction closed on March 12, 2008.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Articles of Incorporation of Covenant Bancshares, Inc.
3.2	Bylaws of Covenant Bancshares, Inc.
11.1	Statement re Computation of Per Share Earnings
21.1	Subsidiaries of the Company
23.1	Consent of McGladrey & Pullen, LLP
23.2	Consent of Wolf & Company LLP